UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 1)

TECUMSEH PRODUCTS COMPANY

(Name of Subject Company)

TECUMSEH PRODUCTS COMPANY

(Name of Person Filing Statement)

Common Shares, no par value

(Title of Class of Securities)

878895309

(CUSIP Number of Class of Securities)

Harold M. Karp

President and Chief Executive Officer

5683 Hines Drive

Ann Arbor, Michigan 48108

(734) 585-9487

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Patrick T. Duerr

Honigman Miller Schwartz and Cohn LLC

2290 First National Building

660 Woodward Avenue

Detroit, Michigan 48226-3506

(313) 465-7000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 to the Schedule 14D-9 (the “Amendment”) amends and supplements the Schedule 14D-9 filed with the Securities and Exchange Commission on August 24, 2015 (as amended from time to time, the “Schedule 14D-9”) by Tecumseh Products Company, a Michigan corporation (the “Company” or “Tecumseh”). This Schedule 14D-9 relates to the tender offer by MA Industrial Sub Inc., a Michigan corporation (“Sub”) and a wholly owned subsidiary of MA Industrial JV LLC, a Delaware limited liability company (“Parent”), which is owned by DENO Investment Company II, Inc., a Michigan corporation and wholly owned subsidiary of Mueller Industries, Inc., a Delaware corporation (together, with DENO Investment Company II, Inc., “Mueller”) and Atlas Capital Resources II LP and Atlas Capital Resources (P) II LP, each a Delaware limited partnership and affiliate of Atlas FRM LLC, a Delaware limited liability company (d/b/a Atlas Holdings LLC, “Atlas Holdings LLC,” and together with Atlas Capital Resources II LP and Atlas Capital Resources (P) II LP, “Atlas”) and, to purchase all of the outstanding common shares, no par value (the “Shares”), at a price of $5.00 per Share, net to the seller in cash without interest and less any required withholding taxes (such price, referred to herein as the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 21, 2015 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”), filed by Parent and Sub with the Securities and Exchange Commission (the “SEC”) on August 21, 2015 and amended thereafter. The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule TO, respectively, and are incorporated by reference herein. For purposes of this Schedule 14D-9, references to “Mueller Atlas” include MA Industrial JV LLC, Atlas Capital Resources II LP, Atlas Capital Resources (P) II LP, DENO Investment Company II, Inc. and Mueller Industries, Inc. and their respective subsidiaries, unless otherwise noted.

The information in the Schedule 14D-9 is incorporated into this Amendment by reference to all of the applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Item 3 (“Past Contacts, Transactions, Negotiations and Agreements”) of the Schedule 14D-9 is hereby amended and supplemented by:

(1) replacing the first two paragraphs of Item 3 of the Schedule 14D-9 with the following:

“Except as set forth in this Schedule 14D-9 or in the Information Statement (“Information Statement”) issued pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder and attached to this Schedule 14D-9 as Annex III and incorporated in this Schedule 14D-9 by reference, as of the date of this Schedule 14D-9, to the knowledge of the Company, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and (i) its executive officers, directors or affiliates, or (ii) Parent, Sub or their respective executive officers, directors or affiliates.”

“Any information contained in the pages incorporated herein by reference shall be deemed modified or superseded for purposes of this Schedule 14D-9 to the extent that any information contained herein modifies or supersedes such information.”

(2) adding, under the heading “Compensation Arrangements Entered Into in Connection with the Merger—Change in Control Compensation Agreements—Severance”, the following footnote below the table at the end of this paragraph on page 12:

“* $350,000 of the payment is for Mr. Karp’s non-compete agreement.”

(3) deleting, under the heading “Termination Payments Upon Death or Disability”, the asterisk after Harold Karp’s name in the table in note 3, replacing the following row of the table on page 16:

“Harold Karp*	$500,000	$1,013,765”

with the following row:

“Harold Karp	$500,000	$1,013,765”

(4) deleting, under the heading “Information Regarding Golden Parachute Compensation”, the asterisk after Harold Karp’s name in the table, replacing the following row of the table on page 13:

“Harold Karp*	$228,600”

with the following row:

“Harold Karp	$228,600”

(5) adding, under the heading “Arrangements with Sub and Parent—Representation on the Company Board”, at the end of that section, the following:

“The Information Statement is being furnished to the Company’s shareholders pursuant to the Merger Agreement.”

Item 4.	The Solicitation or Recommendation.

Item 4 (“The Solicitation or Recommendation”) of the Schedule 14D-9 is hereby amended and supplemented by:

(1) adding the following (in chronological order) under the caption “Background and Reasons for the Company Board’s Recommendation—Background of the Offer—2014-2015 Background”:

“In early March 2015, Harold Karp discussed with Stephanie Boyse, Chairperson of the Compensation Committee, a framework for potential change in control compensation arrangements with the executive officers and key employees.”

“In early March 2015, members of the Compensation Committee and the Company’s compensation consultant discussed the objectives regarding executive compensation in the event of a change in control and a potential framework for these arrangements.”

“On March 12, 2015, the Company Board held a meeting at which they discussed management compensation in the event of a change of control, indicating that upon an appropriate recommendation from the Compensation Committee, the Company Board would consider adopting a Change in Control Compensation Policy which would provide normal and customary protections to management.”

“During the last week of March 2015, the Compensation Committee further discussed the Change in Control Compensation Policy under consideration, which the Compensation Committee would consider approving in the future and recommending that the Board implement in the event that a Change in Control becomes imminent, although the Company was still pursuing the Restructuring Debt Financing.”

“Between the end of March 2015 and April 14, 2015, management and Ms. Boyse discussed the terms of the Change in Control Compensation Policy under consideration.”

“On April 14, 2015, the Compensation Committee held a meeting, at which the Compensation Committee further discussed the proposed terms of the Change in Control Compensation Policy under consideration.”

“During the last half of July 2015, in connection with the negotiations between the Company and Mueller Atlas regarding the Merger Agreement, the parties also discussed the terms of the compensation to be paid to executive officers and certain key employees of the Company in the event of a Change in Control and the effect of the Merger on the outstanding equity-based compensation. The form of the Change in Control Compensation Agreement was attached to the final Merger Agreement Schedules.”

“On August 6, 2015, the Compensation Committee Company recommended and the Company Board approved the Change in Control Compensation Agreements with the executive officers and certain key employees of the Company.”

(2) replacing the second to the last paragraph under the caption “Background and Reasons for the Company Board’s Recommendation—Background of the Offer—2014-2015 Background” on page 27 of the Schedule 14D-9:

“Following execution of the Merger Agreement, the Company and Citi commenced the go shop process and as of September 3, 2015 have contacted sixty-eight potential strategic and financial buyers. The Company and Citi plan to continue to reach out to other potential strategic and financial parties who might have an interest in a sale transaction with the Company until the September 4, 2015 expiration of the go shop period. Thirty-six of the potential buyers contacted by Citi have declined to participate, including Bidder A, and thirty-two have not responded. As of September 3, 2015, the Company has executed confidentiality agreements with eight potential buyers, all of which have since declined to continue to participate in the process. The Company has not received any Acquisition Proposals.”

(3) replacing the sentence preceding the projection tables and the projection tables on page 29 of the Schedule 14D-9 with the following:

“The following is the material projected information that was provided to Citi:

Case 1

($ in millions)	2015E	2016E	2017E	2018E
Net Sales	$670.7	$707.8	$789.6	$878.2
Operating (loss) income	(2.3)	8.7	17.4	38.2
Depreciation and Amortization	20.2	21.4	21.4	21.4
EBITDA	17.9	30.1	38.8	59.6
Non-recurring restructuring expense	6.9	0.5	0.5	1.0
EBITDAR*	24.8	30.6	39.3	60.6
Increase in Working Capital	(6.4)	6.8	12.7	16.5
Restructuring Investment	—	4.3	1.4	10.2
Capital Expenditures	15.5	14.0	18.1	20.0

Case 2

($ in millions)	2015E	2016E	2017E	2018E
Net Sales	$670.7	$687.4	$743.8	$819.1
Operating (loss) income	(2.3)	2.4	6.2	24.8
Depreciation and Amortization	20.2	21.4	21.4	21.4
EBITDA	17.9	23.8	27.6	46.2
Non-recurring restructuring expense	6.9	0.5	0.5	1.0
EBITDAR*	24.8	24.3	28.1	47.2
Increase in Working Capital	(6.4)	4.3	10.2	15.0
Restructuring Investment	—	4.3	1.4	10.2
Capital Expenditures	15.5	13.6	17.0	18.6

*EBITDAR means Earnings before Interest, Tax, Depreciation, Amortization and non-recurring Restructuring expense.”

(4) adding the following reconciliation of projected Operating (loss) income to projected EBITDA and EBITDAR following the projection tables on page 29 of the Schedule 14D-9:

“The following is a reconciliation of projected Operating (loss) income to projected EBITDA and EBITDAR in the above tables:

“Case 1

($ in millions)	2015E	2016E	2017E	2018E
Operating (loss) income	$(2.3)	$8.7	$17.4	$38.2
Depreciation and Amortization	20.2	21.4	21.4	21.4

EBITDA	17.9	30.1	38.8	59.6
Restructuring Charges	6.9	0.5	0.5	1.0

EBITDAR*	24.8	30.6	39.3	60.6

Case 2

($ in millions)	2015E	2016E	2017E	2018E
Operating (loss) income	$(2.3)	$2.4	$6.2	$24.8
Depreciation and Amortization	20.2	21.4	21.4	21.4

EBITDA	17.9	23.8	27.6	46.2
Restructuring Charges	6.9	0.5	0.5	1.0

EBITDAR*	24.8	24.3	28.1	47.2

*EBITDAR means Earnings before Interest, Tax, Depreciation, Amortization and non-recurring Restructuring expense.

The Company EBITDA and EBITDAR, as presented in the above tables, are each a non-GAAP financial measure. The Company prepared this information as part of its ordinary course internal business and strategic planning process, and not for external disclosure. Non-GAAP financial measures should not be considered a substitute for, or superior to, financial measures determined or calculated in accordance with GAAP.”

Item 8.	Additional Information.

Item 8 (“Additional Information”) of the Schedule 14D-9 is hereby amended and supplemented by:

(1) adding the following under the caption “Regulatory Approvals” as the last paragraph under that caption on page 40 of the Schedule 14D-9:

“Mueller Atlas made its filing under the HSR Act on August 26, 2015 and the Company made its filing under the HSR Act on August 28, 2015. The waiting period under the HSR Act expires at 11:59 p.m. on September 10, 2015, unless earlier terminated by the FTC’s Premerger Notification Office. On August 26, 2015, the parties submitted their notification under the German Act Against Restraints on Competition (the “ARC”) to the German Federal Cartel Office (“FCO”) and the waiting period under the German ARC expires on September 28, 2015, unless earlier terminated by the German FCO.”

(2) adding the following under the caption “Certain Litigation” at the end of the first paragraph under that caption on page 42 of the Schedule 14D-9:

“On August 28, 2015, David Raul, as custodian for Tammy Raul, served on the Company a letter, advising that he had already filed a class action against the Company Board arising out of the proposed transaction. Pursuant to that letter, Mr. Raul demanded that the Company permit the institution and prosecution of legal action against former and current officers and directors of the Company for alleged breaches of their duties of care and loyalty. Mr. Raul states that there is a credible basis for the demand because the price to acquire the Company is inadequate and is the result of an unfair process. Mr. Raul asserts that the process involved numerous disclosure issues leading up to the Merger Agreement and that the Company’s August 24, 2015 Schedule 14D-9 also contains significant disclosure issues in connection with the methodologies, key inputs, and multiples relied upon and observed by Citi in preparing its fairness opinion. Mr. Raul states that the failure to disclose this information pertaining to Citi’s analyses renders the Schedule 14D-9 misleading with respect to the basis for Citi’s fairness opinion and that, given the Company is asking shareholders to rely on Citi’s fairness opinion to judge the consideration offered, these omissions are material to the decision to tender shares. Mr. Raul also asserts that the Schedule 14D-9 fails to disclose certain aspects of the Company’s projections that are material to shareholders’ decision to approve the proposed transaction, including sales, EBIT, EBITDA, EBITDAR, Increase in Working Capital and Capital Expenditures, which were provided to Citi. Mr. Raul asserts that, without these forecasts, the 14D-9 is materially misleading in that it provides only a conclusion of the analysis and not the underlying data. The foregoing description of the letter is qualified in its entirety by reference to the letter, which is included as Exhibit (a)(15) to the Schedule 14D-9 and incorporated in this Item 8 by reference.”

(3) adding the following under the caption “Certain Litigation” at the end of the second paragraph under that caption on page 42 of the Schedule 14D-9:

“On August 31, 2015, the Circuit Court in the case captioned as Saggio v. Mueller Industries, Inc. et al., Case No. 2015-818-CB, entered an order allowing expedited discovery, setting a briefing schedule on any motion for a preliminary injunction, and setting a hearing on such a motion for a preliminary injunction for September 16, 2015.”

(4) adding the following under the caption “Certain Litigation” at the end of the last paragraph under that caption on page 43 of the Schedule 14D-9:

“On August 26, 2015, Molly Murray served on the Company a letter alleging that she is a shareholder of the Company and claiming, among other things, that the proposed transaction is unfair to the Company’s shareholders, the Company Board has violated fiduciary duties in connection with the proposed transaction, the proposed transaction offers an inadequate and unfair price for the Shares, and the proposed transaction includes deal protection devices that will preclude alternative bidders from making a successful competing offer. Ms. Murray demands that the Company Board take action to remedy the purported breaches of fiduciary duty by, among other things, implementing a fair sales process and/or alleviating the preclusive deal protection devices and by ensuring that the consideration shareholders receive is fair and adequate. If the Company Board does not take action to address the purported breaches described and does not ensure that the consideration is fair, Ms. Murray states she may seek to prosecute derivative and/or class action claims. The foregoing description of the demand letter is qualified in its entirety by reference to the demand letter, which is included as Exhibit (a)(16) to the Schedule 14D-9 and incorporated in this Item 8 by reference.

On September 2, 2015, Mr. Raul filed an Amended Derivative and Class Action Complaint in Case No. 2015-807-CB in the Circuit Court for the County of Washtenaw in the State of Michigan against the Individual Defendants, Mueller Industries, Inc., Atlas Holdings LLC, Parent, and Sub, naming the Company as a nominal defendant. The amended complaint alleges various breaches of fiduciary duty and disclosure issues with respect to the Company’s 14D-9. The amended complaint purports to assert a derivative claim on behalf of the Company against the Individual Defendants for breach of their fiduciary duties to the Company shareholders by agreeing to the proposed transaction without regard to the fairness of the transaction and by failing to take steps to maximize the value of the Company. The amended complaint also purports to assert a class claim for breach of fiduciary duty, alleging that the Individual Defendants have violated their fiduciary duties to the shareholders of the Company by, among other things, failing to properly value the Company, failing to take steps to maximize the value of the Company to its shareholders, failing to provide shareholders with material information necessary to make an informed decision as to whether or not to vote in favor of the proposed transaction, and erecting unreasonable barriers to third party bidders. The amended complaint further alleges that Mueller Industries, Inc., Atlas Holdings LLC, Parent, and Sub aided and abetted the alleged breach of fiduciary duties by the Individual Defendants. The complaint seeks, among other things, to enjoin consummation of the proposed transaction and an award of costs and disbursements associated with bringing the action, including attorneys’ fees. The foregoing description of the amended complaint is qualified in its entirety by reference to the amended complaint, which is included as Exhibit (a)(17) to the Schedule 14D-9 and incorporated in this Item 8 by reference. The Company believes the plaintiff’s allegations lack merit and will contest them vigorously.

On September 2, 2015, Mr. Raul filed a motion seeking to expedite proceedings, seeking expedited discovery and a schedule on his anticipated motion for a preliminary injunction. On September 3, 2015, the Company and the Individual Defendants filed an expedited motion to consolidate the Raul and Saggio cases and to set a status conference to appoint a lead plaintiff and lead counsel. These motions are scheduled to be heard on September 10, 2015.”

(3) adding the following as a new caption after the caption “Annual and Quarterly Reports” on page 41 of the Schedule 14D-9:

“Section 14(f) Information Statement.

The Information Statement attached as Annex III hereto is being furnished in connection with the possible designation by the Sub or Parent, pursuant to the Merger Agreement, of certain persons to be appointed to the Company Board, other than at a meeting of the Company’s shareholders as described in Item 3 above under the heading “Arrangements with Sub and Parent—Representation on the Company Board” and in the Information Statement, and is incorporated by reference herein.”

Item 9.	Exhibits.

Item 9 (“Exhibits”) of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibits thereto:

Exhibit Number	Description

(a)(14)	Information Statement pursuant to Section 14(f) of the Exchange Act and Rule 14(f)-1 thereunder (included as Annex III to this Schedule 14D-9 Amendment).

(a)(15)	Letter on behalf of David Raul to the Company and its directors dated August 28, 2015.

(a)(16)	Demand Letter on behalf of Molly Murray to the Company and its directors dated August 26, 2015.

(a)(17)	Amended Derivative and Class Action Complaint captioned Raul v. Boyse et al. filed September 2, 2015 in the Circuit Court for the County of Washtenaw in the State of Michigan.

(e)(7)	Change in Control Compensation Agreement (incorporated by reference to Exhibit 99.1 to the Company’s Form 8-K dated August 6, 2015 and filed with the SEC on August 12, 2015, file no. 001-36417).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Tecumseh Products Company

By:	/s/ Harold M. Karp
Name:	Harold M. Karp
Title:	President and Chief Executive Officer

Dated: September 4, 2015

INFORMATION STATEMENT

ANNEX III

TECUMSEH PRODUCTS COMPANY

5683 Hines Drive

Ann Arbor, Michigan 48108

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934 AND RULE 14(f)-1 THEREUNDER

This Information Statement (this “Information Statement”) is being mailed on or about September 4, 2015 to holders of record of common shares, no par value (the “Shares”), of Tecumseh Products Company, a Michigan corporation (the “Company”), as a part of Amendment No. 1 to the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) of the Company with respect to the tender offer (the “Offer”) by MA Industrial Sub Inc., a Michigan corporation (“Sub”) and a wholly owned subsidiary of MA Industrial JV LLC, a Delaware limited liability company (“Parent”), which is owned by DENO Investment Company II, Inc., a Michigan corporation and wholly owned subsidiary of Mueller Industries, Inc., a Delaware corporation (together, with DENO Investment Company II, Inc., “Mueller”) and Atlas Capital Resources II LP and Atlas Capital Resources (P) II LP, each a Delaware limited partnership and affiliate of Atlas FRM LLC, a Delaware limited liability company (d/b/a Atlas Holdings LLC, “Atlas Holdings LLC,” and together with Atlas Capital Resources II LP and Atlas Capital Resources (P) II LP, “Atlas”), to purchase all of the outstanding Shares. Unless the context indicates otherwise, in this Information Statement, we use the terms “us,” “we,” and “our” to refer to the Company. You are receiving this Information Statement in connection with the possible appointment of persons designated by Parent or Sub without a meeting of the Company’s shareholders to a majority of the seats on the Company’s Board of Directors (the “Company Board” or the “Board of Directors”). Such designation would be made pursuant to Section 1.03 of the Agreement and Plan of Merger, dated as of August 5, 2015, by and among Parent, Sub and the Company (as such agreement may be amended or supplemented from time to time, the “Merger Agreement”).

Pursuant to the Merger Agreement, Sub commenced a cash tender offer on August 21, 2015 to purchase all of the outstanding Shares, at a purchase price of $5.00 per Share, net to the seller thereof in cash, without interest and less any required withholding taxes (such price, referred to herein as the “Offer Price”) upon the terms and subject to the conditions set forth in the Offer to Purchase (as may be subsequently amended and supplemented from time to time, the “Offer to Purchase”) and the related letter of transmittal that accompanies the Offer to Purchase (the “Letter of Transmittal”) (which, together with any amendments or supplements thereto, collectively, constitute the “Offer”). Unless extended in accordance with the terms and conditions of the Merger Agreement, the Offer is scheduled to expire at 12:00 midnight New York City time, at the end of the day on September 18, 2015. At the effective time of the Merger (the “Effective Time”), each Share issued and outstanding immediately prior to the Effective Time (other than Shares held by the Company or any of its wholly owned subsidiaries or Parent or any of its subsidiaries, all of which will be cancelled and no payment will be made with respect thereto) will be converted into the right to receive an amount in cash equal to the Offer Price without interest. Copies of the Offer and the accompanying Letter of Transmittal have been mailed to the Company’s shareholders and are filed as exhibits to the Tender Offer Statement on Schedule TO filed by Sub and Parent with the Securities and Exchange Commission on August 21, 2015.

Section 1.03 of the Merger Agreement provides that, effective upon the acceptance for payment by Sub for all Shares validly tendered and not properly withdrawn pursuant to the Offer at the Acceptance Date, which Shares represent at least a majority of the issued and outstanding Shares on a fully diluted basis, to the extent permitted by applicable law and the rules of the Nasdaq Global Market, Parent will be entitled to designate such number of directors on the Company Board as will give Parent, subject to compliance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), equal to that number of directors, rounded up to the next whole number, which is the product of (i) the total number of directors on the Company Board (giving effect to any additional directors elected pursuant to such provision in the Merger Agreement) multiplied by (ii) the percentage that the number of Shares then beneficially owned by Parent and its Affiliates (including such Shares accepted for payment) bears to the total number of Shares outstanding. If Parent requests, the Company will also cause persons elected or designated by Parent to constitute the same percentage (rounded up to the next whole number) as is on the Company Board of (i) each committee of the Company Board, (ii) each board of directors of each of the Company’s subsidiaries, and (iii) each committee of each such board, in each case only to the extent permitted by applicable law or Nasdaq Global Market rules; provided that if a committee of the Company Board is established to take action under the Merger Agreement, such committee shall be composed only of continuing directors of the Company. In connection with the foregoing, the Company has agreed, to the extent permitted by applicable law and the rules of the Nasdaq Global Market, to take all action reasonably necessary to cause Parent’s designees to be elected or appointed to the Company Board, including increasing the number of directors and seeking and accepting resignations of incumbent directors.

The Merger Agreement further provides that the Company’s Board of Directors shall at all times until the Effective Time include at least three (3) directors who were directors on August 5, 2015 or a person selected by such persons (“Continuing Directors”) and each committee of the Company’s Board of Directors and the board of directors of each subsidiary of the Company shall at all times include at least two (2) Continuing Directors. Following the election or appointment of Parent’s designees and until the Effective Time, the approval of a majority of the Continuing Directors (or by the sole Continuing Director, if there be only one) shall be required, and no further action of the Company’s Board of Directors shall be required, to authorize (i) any amendment or termination of the Merger Agreement by the Company, (ii) any agreement between the Company and any of its Subsidiaries, on the one hand, and Parent, Sub or any of their respective Affiliates (other than the Company and its Subsidiaries), on the other hand, (iii) the taking of any action by the Company or any of its Subsidiaries that would prevent or would materially delay the consummation of the Merger, (iv) any extension of time for performance of any obligation or action under the Merger Agreement by Parent or Sub, (v) any exercise or waiver of any of the Company’s rights or remedies under the Merger Agreement, (vi) any amendment to the articles of incorporation or bylaws of the Company, (vii) take any action adversely affecting the rights of the Company’s shareholders or (viii) take any other action of the Company’s Board under or in connection with the Merger Agreement or the transactions contemplated thereby or that would interfere with, hinder or delay the transactions contemplated thereby.

This Information Statement is required by Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder in connection with the possible appointment of Parent’s designees to the Company Board.

You are urged to read this Information Statement carefully. You are not, however, required to take any action with respect to the subject matter of this Information Statement.

The information contained in this Information Statement (including information herein incorporated by reference) concerning Parent, the Sub and Parent’s designees has been furnished to the Company by Parent, and the Company assumes no responsibility for the accuracy or completeness of such information.

PARENT DESIGNEES TO THE COMPANY BOARD

Information with respect to the Potential Designees

As of the date of this Information Statement, Parent has determined the designees to the Company Board will be selected from the list of designees provided below (the “Designees”). The Designees have consented to serve as directors of the Company if so designated. None of the Designees currently is a director of, or holds any position with, the Company. Parent and Sub have informed the Company that, to their knowledge, none of the Designees beneficially owns any equity securities or rights to acquire any equity securities of the Company, has a familial relationship with any director or executive officer of the Company or has been involved in any transactions with the Company or any of its directors, executive officers or affiliates that are required to be disclosed pursuant to the rules of the SEC.

List of Potential Designees

The following sets forth information with respect to the Designees (including, as of August 31, 2015, age, business address, current principal occupation or employment and five-year employment history). The business address of Messrs. Bursky and Fazio is c/o Atlas Holdings LLC, 100 Northfield Street, Greenwich, Connecticut 06830. The business address of Messrs. Christopher and Martin is c/o Mueller Industries, Inc. 8285 Tournament Dr., Suite 150, Memphis, Tennessee 38125. References to “Mueller Atlas” include MA Industrial JV LLC, Atlas Capital Resources II LP, Atlas Capital Resources (P) II LP, DENO Investment Company II, Inc. and Mueller Industries, Inc. and their respective subsidiaries, unless otherwise noted.

Name	Age	Current Principal Occupation and Five-Year Employment History
Andrew M. Bursky	58	Mr. Bursky has been Managing Partner of Atlas FRM LLC d/b/a Atlas Holdings LLC since its inception in January 2002. Atlas Holdings LLC is a private equity firm which operates a diversified group of manufacturing, service and trading businesses that operate in the automotive, building materials, capital equipment, energy, industrial services, metals, packaging, pulp, paper, tissue, logistics, supply chain management and distribution segments. Mr. Bursky has broad experience in business development including in industrial manufacturing, business services, financial services and distribution.

Gregory L. Christopher	53	Mr. Christopher has been Chief Executive Officer of Mueller Industries, Inc. since October 30, 2008 and a member of the Board of Directors since October 28, 2010. Prior to October 30, 2008, Mr. Christopher served as Chief Operating Officer of Mueller Industries, Inc. Mr. Christopher has extensive management and leadership experience, particularly in the manufacturing industry.

Timothy J. Fazio	42	Mr. Fazio has been Managing Partner of Atlas FRM LLC d/b/a Atlas Holdings LLC since its inception in January 2002. Atlas Holdings LLC is a private equity firm which operates a diversified group of manufacturing, service and trading businesses that operate in the automotive, building materials, capital equipment, energy, industrial services, metals, packaging, pulp, paper, tissue, logistics, supply chain management and distribution segments. Mr. Fazio has extensive background in corporate strategy and investments as well as management and leadership experience.

Jeffrey A. Martin	48	Mr. Martin has been Chief Financial Officer and Treasurer of Mueller Industries, Inc. since February 14, 2013. Mr. Martin previously served as Interim Chief Financial Officer of Mueller Industries, Inc. from October 26, 2012 to February 13, 2013, as Vice President-Corporate Development from January 11, 2011 to October 26, 2012, as Vice President-Finance & Corporate Development from August 1, 2008 to January 11, 2011 and as Vice President-Operations, Standard Products Division prior to August 1, 2008. Mr. Martin would bring to the Company Board senior level management and financial experience through his position as chief financial officer of a public company.

None of the Designees have held any position or office with the Company, and to each of their knowledge, none of the positions they have held or are currently holding are or were with a corporation or organization that is a parent, subsidiary or affiliate of the Company, except to the extent that the Company will become a wholly owned subsidiary of Parent in accordance with the Merger Agreement.

Information Concerning the Designees Collectively

Ownership of Shares of the Company

Other than as disclosed in the Offer to Purchase, to the best of Parent’s knowledge, none of the Designees or the associates of any Designee is the record owner of any shares of stock or other securities of the Company (collectively, “Company Securities”), and none of the Designees nor any of their associates own any Company Securities, either of record or, directly or indirectly, beneficially.

Absence of Material Proceedings

To the best of Parent’s knowledge, there are no material proceedings to which any Designee or any associate of the Designees is a party adverse to the Company or any of its subsidiaries, or in which any of the Designees or the associates of any Designee have a material interest adverse to the Company or any of its subsidiaries.

Absence of Family Relationships

To the best of Parent’s knowledge, none of the Designees has any family relationship with any director or executive officer of the Company.

Absence of Involvement in Certain Legal Proceedings

To the best of Parent’s knowledge, during the past ten years:

(a)	No petition under the Federal bankruptcy laws or any state insolvency law has been filed by or against, and no receiver, fiscal agent or similar officer has been appointed by a court for the business or property of, any Designee, or any partnership in which any Designee was a general partner at or within two years before the time of such filing, or any corporation or business association of which the Designee was an executive officer at or within two years before the time of such filing;

(b)	No Designee has been convicted in a criminal proceeding or is a named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses);

(c)	No Designee has been the subject of any court order, judgment, decree or consent agreement, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining such person from, or otherwise limiting, the following activities:

(i)	acting as a futures commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, leverage transaction merchant, any other person regulated by the U.S. Commodity Futures Trading Commission (the “CFTC”), or an associated person of any of the foregoing, or as an investment advisor, underwriter, broker or dealer in securities, or as an affiliated person, director or employee of any investment company, bank, savings and loan association or insurance company, or engaging in or continuing any conduct or practice in connection with such activity; or

(ii)	engaging in any type of business practice or activity in connection with the purchaser or sale of any security or commodity or in connection with any violation of federal or state securities laws or federal commodities laws;

(d)	No Designee has been the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any federal or state authority barring, suspending or otherwise limiting for more than 60 days the right of such person to engage in any activity described in paragraph (c)(i) above, or to be associated with persons engaged in any such activity;

(e)	No Designee has been found by a court of competent jurisdiction in a civil action or by the SEC to have violated any federal or state securities law, where the judgment in such civil action or finding by the SEC has not been subsequently reversed, suspended or vacated;

(f)	No Designee has been found by a court of competent jurisdiction in a civil action or by the CFTC to have violated any federal commodities law, where the judgment in such civil action or finding by the CFTC has not been subsequently reversed, suspended or vacated;

(g)	No Designee has been the subject of, or a party to, any federal or state judicial or administrative order, judgment, decree or finding, not subsequently reversed, suspended or vacated, relating to an alleged violation of:

(i)	any federal or state securities or commodities law or regulation; or

(ii)	any law or regulation respecting financial institutions or insurance companies, including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order; or

(iii)	any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; and

(h)	No Designee has been the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of:

(i)	any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act);

(ii)	any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act); or

(iii)	any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

Related Party Transactions

To the best of Parent’s knowledge, other than the Merger Agreement, no Designee, no associate of any Designee, nor any member of any of the foregoing’s immediate family is either a party to any transaction or series of transactions, whether indebtedness transactions or otherwise, since the beginning of the Company’s last fiscal year or has knowledge of any currently proposed transaction or series of proposed transactions (i) to which the Company was or is to be a party, (ii) in which the amount involved exceeds $120,000, and (iii) in which any Designee, any associate of any Designee or any member of his or her immediate family has, or will have, a direct or indirect material interest.

Section 16(a) Beneficial Ownership Reporting Compliance

To the best of Parent’s knowledge, none of the Designees has failed to file reports on a timely basis related to the Company that are required by Section 16(a) of the Exchange Act.

Independence

The shares of Common Stock are traded on the NASDAQ Global Select Market, subjecting the Company to the rules of The NASDAQ Stock Market LLC. Pursuant to such rules, a company’s board of directors must determine the independence of directors, on a case-by-case basis. Parent believes that none of the Designees is subject to any of the disqualifying circumstances set forth in the applicable rules of The NASDAQ Stock Market LLC relating to independence.

The Board of Directors will make its determinations as to the independence of each Designee at the time of appointment or promptly thereafter.

GENERAL INFORMATION CONCERNING THE COMPANY

The common shares is the only class of voting securities of the Company outstanding that is entitled to vote at a meeting of the shareholders of the Company. Each Share entitles its record holder to one vote on all matters submitted to a vote of the Company’s shareholders. As of August 5, 2015, there were 18,563,056 Shares outstanding. As of the date of this Information Statement, an entity that is owned 50% by Mueller and 50% by Atlas, beneficially owns 380,733 Shares, representing approximately two percent of the outstanding Shares, all of which were purchased on or prior to January 21, 2015.

CURRENT COMPANY BOARD AND MANAGEMENT

Directors and Executive Officers

The following table sets forth the directors and executive officers of the Company, their ages, and the positions held by each such person with the Company on August 31, 2015:

Name	Age	Position
Stephanie H. Boyse (2)	47	Director, President and Chief Executive Officer of Brazeway, Inc.
Gary L. Cowger (1)(3)	68	Director, Chairman and Chief Executive Officer of GLC Ventures, LLC
Harold M. Karp	58	President, Chief Executive Officer and Director
Jerry Mosingo	63	Executive Vice President Operations
Igor Popov	49	Chief Restructuring Officer
Mitchell I. Quain (3)	63	Director, Senior Advisor of The Carlyle Group L.P.
Robert E. Rossiter (2)	69	Director, Retired Chief Executive Officer, President and Director of Lear Corporation
Terence C. Seikel (1)(2)	58	Director, President and Chief Executive Officer of Defiance Partners, LLC
Janice E. Stipp	55	Executive Vice President, Chief Financial Officer, Treasurer and Secretary Director
Douglas M. Suliman, Jr. (1)(3)	60	President of Breton Capital Management, LLC

(1)	Member of the Audit Committee.
(2)	Member of the Compensation Committee.
(3)	Member of the Governance and Nominating Committee.

Stephanie H. Boyse has served as one of our directors since 2013 and currently serves on our Compensation Committee (Chairperson). She has served as President and Chief Executive Officer of Brazeway, Inc., a manufacturer of frost-free evaporators for household refrigeration and extruded aluminum tubing and heat transfer components for the heating, ventilation and air conditioning, appliance and automotive industries, since 2007. She started with Brazeway in December 1991. Her career began in sales and marketing followed by positions in operations, human resources, and licensing and acquisitions. Before being named President of Brazeway in 2000, she spent two years in Mexico starting up Brazeway’s first Mexican manufacturing operation in Monterrey. She was a member of United Bank & Trust’s board and a member of the board of its parent, United Bancorp, Inc., from 2008 until its sale to Old National Bank in 2014.

Gary L. Cowger has served as one of our directors since 2013 and currently is our Chairman of the Board and serves on our Governance and Nominating Committee (Chairman) and Audit Committee. He has served since November 2009 as Chairman and Chief Executive Officer of GLC Ventures, LLC, a general consulting services company. He retired as Group Vice President of Global Manufacturing and Labor Relations for General Motors Corporation in December 2009, a position that he held since April 2005. Mr. Cowger began his career with General Motors Corporation in 1965 and held a range of senior leadership positions in businesses and operations in several countries, including President of GM North America, Chairman and Managing Director, Opel, AG, and President of GM de Mexico. General Motors Corporation filed for bankruptcy protection under Chapter 11 of the Federal Bankruptcy Code in 2009. In 2006, he was elected to the National Academy of Engineering and served as the Co-Chair of the Martin Luther King Memorial Foundation’s Executive Leadership Cabinet. He has been a director of Delphi Automotive PLC since November 2009 and a director of Titan International, Inc. since January 2014. He is the past Chairman of the Board of Trustees of Kettering University and is on the Board of Trustees of the Center for Creative Studies.

Harold M. Karp has served as one of our directors and as one of our executive officers since 2014 and has served as our President and Chief Executive Officer since September 18, 2014. Mr. Karp served as our interim President and Chief Executive Officer from June 27, 2014 until September 18, 2014, when he was named permanent President and Chief Executive Officer. He became a member of our Board of Directors in January 2014. From January 2014 until June 27, 2014, Mr. Karp was a self-employed consultant providing operational analysis to third parties. He was employed either by The Alpine Group, Inc. or one of its portfolio companies from 1995 to 2013, serving in various senior operating positions. The Alpine Group, Inc. is an investment firm, which has since liquidated, that operated and actively managed companies in the specialty materials, coatings, wire and cable products and electronic components sectors. Most recently, Mr. Karp served as President and Chief Operating Officer from February 2007 to December 2013 of Wolverine Tube, Inc., a company The Alpine Group, Inc. was invested in, which manufactured custom engineered products providing thermal management solutions to the heating, ventilation, air conditioning, refrigeration, appliance, electronic cooling and petrochemical markets. Wolverine Tube, Inc. filed for bankruptcy protection under Chapter 11 of the Federal Bankruptcy Code in November 2010, emerged as a private company in June 2011 and was sold in pieces between April 2012 and July 2013, with Mr. Karp remaining employed through a transition period ending in December 2013. He also served from 2003 to 2007 as President and Chief Operating Officer of Essex Electric, Inc., an electrical wire manufacturer in which The Alpine Group, Inc. invested. Mr. Karp is party to an amended and restated letter agreement with us that requires us to elect him as our President and Chief Executive Officer.

Jerry L. Mosingo has served as one of our executive officers since 2014 and has served as our Executive Vice-President Operations since January 2014, but became an executive officer in August 2014, reporting directly to our Chief Executive Officer. Prior to joining Tecumseh Products Company, Mr. Mosingo was an independent consultant through Mosingo & Associates LLC, a consulting firm wholly-owned by Mr. Mosingo, from August 2012 to January 2014. He collaborated with organizations to evaluate companies for possible acquisitions in the medical, aerospace and automotive industries. He was employed as President and Chief Operating Officer of MMI Engineered Solutions from August 2010 to August 2012. MMI Engineered Solutions is engaged in designing and manufacturing solutions that improve performance, reduce weight, and lower costs in original equipment manufacturers’ components and material handling applications. Mr. Mosingo served as President and Chief Executive Officer of Cadence Innovation LLC (formerly known as New Venture Holdings Co.) from August 2005 to August 2010. Cadence Innovations provided design, engineering, manufacturing, and assembly/sequencing solutions for interior and exterior components, systems, and modules in the automotive industry. Cadence Innovations filed a voluntary petition under Chapter 11 of the Bankruptcy Code on August 26, 2008 and went out of business on December 15, 2011. From February 2004 to August 2005, Mr. Mosingo served as the Chief Operating Officer of ASC, Inc. ASC is a transportation design firm, involved in design, prototyping, concept build, manufacturing and marketing. From August 2002 to August 2003, Mr. Mosingo served as the President and Chief Executive Officer of Collins & Aikman Corporation. Collins & Aikman was an automotive manufacturer of cockpit modules and automotive floor and acoustic systems and a supplier of instrument panels, automotive fabric, plastic-based trim and convertible top systems. Collins & Aikman filed a voluntary petition under Chapter 11 of the Bankruptcy Code on May 17, 2005, which was within two years after Mr. Mosingo ceased to be its President and Chief Executive Officer. Prior to that, Mr. Mosingo held various leadership roles at Textron Automotive Company, A.O. Smith Automotive Products Company and Ford Motor Company, all automotive manufacturers or suppliers. Mr. Mosingo is a party to a letter agreement with us that requires us to elect him as our Executive Vice President Operations. Mr. Mosingo received his Associates’ Degree in Industrial Technology from Baker College.

Igor Popov has served as one of our executive officers since 2014 and has served as our Chief Restructuring Officer since March 2014. From December 2012 through February 2014, Mr. Popov was a self-employed consultant providing operational analysis and oversight, due diligence support and union contract negotiation assistance to various third parties, including consultation with (1) Tecumseh Products Company from September 2013 through February 2014 (full time starting in December 2013) regarding its operations and restructuring plan, (2) Jeyes, Inc., a contract filler of scented oils, from October 2013 to November 2013, regarding its operations, (3) Cerberus Operations and Advisory Company LLC, the advisory arm of a private equity firm, at various times in 2013 regarding due diligence for a potential acquisition and operations of the target, and (4) The Freedom Group, a designer, manufacturer and marketer of firearms, ammunition and related products and a portfolio company of Cerberus, from December 2012 through April 2013, regarding a union contract at one of its facilities and operations at another facility. From May 2011 until November 2012, Mr. Popov served as Senior Operating Executive of Cerberus Operations and Advisory Company LLC, and Cerberus had him serve as Plant Manager of the Remington Arms plant in Ilion, New York, then the largest firearms manufacturing plant in North America. From September 2010 to February 2011, he served as Chief Operating Officer (and within 10 days became Chief Executive Officer) of Bluewater Holding Corp., a provider of solutions in septic systems, drains and sewers, potable water and steam piping. He was engaged to wind down operations. The company filed for bankruptcy protection under Chapter 11 of the Federal Bankruptcy Code in October 2010 and then under Chapter 7 of the Federal Bankruptcy Code in February 2011. From October 2009 through April 2011, he was a self-employed consultant to various private equity and corporate clients, including (1) Cabela’s Inc., a specialty retailer of hunting, fishing, camping and related outdoor merchandise, from April 2010 through August 2010, where he consulted in implementing category management in purchasing of indirect materials, and (2) Tenex Capital Management, a private equity firm, from December 2009 to March 2010, where he served as a process improvement consultant to streamline customer service at a national freight company that was a Tenex client. From June 2007 through September 2008, he served as Chief Restructuring Officer and from September 2008 through September 2009 as Chief Supply Chain Officer of Remington Arms Company Inc., a designer, manufacturer and marketer of primarily sporting goods products for the global hunting and shooting sports marketplace. He was responsible for Remington’s operational restructuring after it was acquired by Cerberus Capital Management L.P., including responsibility for the supply chain, operations strategy and corporate planning. Mr. Popov served as President and Managing Partner of Stolper, LLC when it filed for protection under Chapter 11 of the Federal Bankruptcy Code in 2005. Mr. Popov also filed for protection personally under Chapter 7 of the Federal Bankruptcy Code in 2005 (discharged in January 2007) as a result of personal guarantees on notes relating to Stolper LLC. Mr. Popov is party to a letter agreement with us that requires us to elect him as our Chief Restructuring Officer. Mr. Popov received his BSE from the University of Michigan and his MBA from the Amos Tuck School of Business Administration at Dartmouth College.

Mitchell I. Quain has served as one of our directors since 2014 and currently serves on our Governance and Nominating Committee. Mr. Quain has served as a Senior Advisor of The Carlyle Group L.P., a private investment firm, since January 2012. From January 2010 through December 2011, Mr. Quain was a Partner of One Equity Partners, LLC, a private equity investment firm. From March 2008 to December 2009, he served as Senior Director and then Managing Director of ACI Capital Co., LLC, a private equity investment firm. Prior to joining ACI Capital Co., LLC, from January 2004 through February 2008, Mr. Quain was a private investor. From 2001 through 2003, Mr. Quain served as Vice Chairman of Investment Banking at ABN AMRO Bank N.V., a global full service wholesale and retail bank. Prior to 2001, he served at ABN AMRO Bank N.V., as Global Head of Industrial Manufacturing and of its banking business. From early 1997 until its acquisition by ING Barings, Mr. Quain was an Executive Vice President and a member of the Board of Directors and of the Management Committee of Furman Selz LLC, an international financial services and investment banking firm. From 1984 to early 1997, Mr. Quain was a partner with Wertheim & Company, Inc., an investor relations and communications company. Prior to that, he was a member of the research department of Wertheim & Company, Inc. Mr. Quain also serves as Chairman of the Board of Directors of MagneTek, Inc., a publicly-traded manufacturer of digital power and motion control systems, and serves on the Board of Directors of Hardinge Inc., a publicly-traded international provider of machine tools, RBC Bearings Incorporated, a publicly-traded specialty bearings manufacturer, and Astro-Med, Inc. a publicly-traded manufacturer of specialty printers, data acquisition systems and medical equipment. Mr. Quain previously served on the Board of Directors of publicly-traded DeCrane Aircraft Holdings, Inc., a provider of integrated assemblies, sub-assemblies and component parts to the aerospace industry, publicly-traded HEICO Corporation, a manufacturer of aircraft components, publicly-traded Mechanical Dynamics, Inc., a manufacturer of bulk handling systems, publicly-traded Titan International, Inc., a supplier to the metal finishing industry, publicly-traded Handy & Harman Ltd., a global industrial company, publicly-traded Allied Products Corporation, a manufacturer of agricultural equipment and stamping presses, and Register.com, an Internet service provider.

Robert E. Rossiter has served as one of our directors since 2014 and currently serves on our Compensation Committee. Mr. Rossiter retired as Chief Executive Officer, President and Director of Lear Corporation, an

automotive supplier, on May 31, 2012. Since his retirement, Mr. Rossiter has been pursuing his personal interests. Mr. Rossiter’s career at Lear and its predecessor companies spans over 40 years, with Mr. Rossiter holding various management positions of increasing responsibility in sales, management and operations. Mr. Rossiter served as Chairman from January 2003 until August 2010, Chief Executive Officer from October 2000 until May 2012, President from August 2007 until May 2012 and Chief Operating Officer from November 1998 until October 2000. He also served as a Director of Lear from 1988 until May 2012. Lear Corporation filed for bankruptcy protection under Chapter 11 of the Federal Bankruptcy Code on July 7, 2009 and emerged from Chapter 11 bankruptcy on November 11, 2009. Mr. Rossiter serves as a Trustee for Northwood University and as a Director of Business Leaders for Michigan.

Terence C. Seikel has served as one of our directors since 2009 and currently serves on our Audit Committee (Chairman) and Compensation Committee. He has served since January 2005 as President and Chief Executive Officer of Defiance Partners, LLC, a private investment firm, which he founded. Mr. Seikel has also served since December 1, 2004 as Chairman of The Applied Group, Inc., an engineering and manufacturing company servicing the transportation, defense and solar power industries, and since August 2014 as Vice Chairman of Coach Building Holdings, Inc. and its Subsidiary, Accubuilt, Inc., manufacturers of specialty vehicles, such as funeral hearses and limousines; and since September 30, 2004 as a Director of Creative Foam Corporation, a manufacturer of foam products serving the Automotive, Medical and Wind Energy industries. From July 2014 until April 2015, he served as Executive Chairman, and served from October 31, 2013 until July 1, 2014 as Chief Executive Officer, and from August 1, 2006 until October 31, 2013 as President and Chief Executive Officer of A.R.E. Accessories, a supplier of painted, fiberglass caps and tonneau covers for pickup trucks. From April 1999 until February 2005, he served as President and Chief Executive Officer and a member of the Board of Managers of Advanced Accessory Systems, LLC, a designer, manufacturer and supplier of towing and rack systems and related accessories for the automotive market, and from January 1996 until April 1999 he served as Vice President of Finance and Administration and Chief Financial Officer of Advanced Accessory Systems, LLC. From 1985 to 1996 he was employed by Larizza Industries, Inc., a publicly-held supplier of interior trim to the automotive industry, in various capacities, including Chief Financial Officer. From 1983 to 1985 he was Controller for Mr. Gasket Company, a publicly-held supplier to the automotive aftermarket. From 1979 to 1983, Mr. Seikel was a CPA with KPMG, where he served a number of manufacturing clients.

Janice E. Stipp, CPA has served as one of our executive officers since 2011 and has served as our Executive Vice President, Chief Financial Officer and Treasurer since October 2011. From January 2011 until June 2011, Ms. Stipp served as Chief Financial Officer of Revstone Industries, LLC, a company that manufactures, engineers, and designs components for use in the transportation and heavy truck industries. Ms. Stipp was responsible for assisting in the development of strategic and tactical plans to achieve corporate goals and objectives and overseeing all financial functions, including treasury, purchasing, and information technologies functions. From February 2007 until January 2011, Ms. Stipp served as Chief Financial Officer and Vice President of Acument Global Technologies Corporation, a portfolio company of Platinum Equity, LLC, a private equity firm. Acument’s revenue was approximately $1.8 billion as of the date of acquisition by Platinum, and Ms. Stipp assisted in divestiture activities, including the development of potential buyers, modeling, strategic synergies and negotiation as well as overseeing all financial functions, including treasury, human resources and information technologies functions. Acument Global Technologies, Inc. is a manufacturer and distributor of mechanical fastening systems for the automotive, industrial, electronics and aerospace industries. From August 2005 until February 2007, Ms. Stipp served as Chief Financial Officer and Executive Vice President of Administration of GDX Automotive Corporation, a portfolio company for Cerberus Equity, LLC, a private equity firm. GDX’s revenue was approximately $1.0 billion as of the date of acquisition by Cerberus and is a manufacturer of sealing system solutions for the automotive industry. Ms. Stipp was a member of the senior leadership team and assisted in developing strategic direction and tactical plans for divesting this entity as well as overseeing all financial functions, including human resources and information technologies functions. Ms. Stipp has accumulated over twenty five years of experience working for General Motors Corporation, other automotive suppliers and manufacturing companies, helping them develop and implement their product, financial and operating strategies. Ms. Stipp received her MBA from Wayne State University and is a member of The

American Institute of Certified Public Accountants and the Michigan Association of Certified Public Accountants. In October 2012, Ms. Stipp was elected to the board and audit committee of Arkansas Best Corporation (NASDAQ: ABFS). In October 2013, Ms. Stipp was selected for the Michigan State University Accounting Advisory Board. Ms. Stipp is party to a letter agreement with us that requires us to elect her as our Chief Financial Officer. In May 2014, Ms. Stipp was elected to the board, audit and nominating committee of Ply Gem Industries (NYSE: PGEM).

Douglas M. Suliman, Jr. has served as one of our directors since 2013 and currently serves on our Governance and Nominating Committee and Audit Committee. He is a private investor and has also served since February 2011 as President of Breton Capital Management, LLC, a special situation private equity investment management firm. Mr. Suliman has also served since February 2011 as the Managing Member of Breton Funding SE, LLC, which has majority control of SmartEquip, Inc., an e-commerce network service provider for global equipment manufacturers and their large mobile equipment fleet customers. From February 2006 until December 2009, Mr. Suliman was Managing Member of NR Investments, LLC, a special purpose entity formed to invest in creditor claims. From June 2003 until August 2006, he served as Co-Chairman and Executive Director of NationsRent, Inc., a construction equipment rental company. Mr. Suliman is a member of the board of directors of ezCater, Inc., a Breton Capital portfolio company engaged in the catering service industry.

There are no material proceedings in which any director or officer of the Company is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

There are no family relationships among the directors and executive officers of the Company.

Our directors serve until the 2016 annual meeting of shareholders and until his or her successor is elected and qualified or until his or her earlier resignation or removal. Our officers serve at the discretion of the Board of Directors.

Qualifications of Directors and Nominees

The following is a brief discussion of the specific experiences, qualifications, attributes or skills that led to the conclusion that our directors and nominees should serve as our directors at this time:

We believe that our directors and nominees have an appropriate balance of knowledge, experience, attributes, skills and expertise required for our Board as a whole and that we have sufficient independent directors to comply with applicable law and regulations and to have a majority of independent directors. We believe that our directors have a broad range of personal and professional characteristics including leadership, management, business, manufacturing, marketing, financial, business transformation and public company regulatory and compliance experience and abilities to act with integrity, sound judgment and collegiality, to consider strategic proposals, to assist with the development of our strategic plan and oversee its implementation, to oversee our risk management efforts and executive compensation, to provide leadership, to commit the requisite time for preparation and attendance at board and committee meetings and to provide required expertise on board committees.

In addition, six of our seven directors are independent under NASDAQ standards (Mr. Karp being the only exception since he assumed the role as our President and Chief Executive Officer) and our Governance and Nominating Committee believes that these directors are independent of the influence of any particular shareholder or group of shareholders whose interests may diverge from the interests of our shareholders as a whole.

We believe that each director or nominee brings a strong background and set of skills to our Board, giving the Board as a whole competence and experience from a wide variety of areas.

Ms. Boyse has extensive industry, international, leadership, management, manufacturing and marketing experience as well as strategy expertise, all through her service to Brazeway, Inc. Her diverse range of experiences includes positions with Brazeway, Inc. in sales, marketing, operations, human resources, licensing and acquisitions, and starting up a manufacturing operation in Mexico. Her leadership and strategy expertise is exhibited not only through her role as President and Chief Executive Officer of the world’s largest manufacturer of frost-free evaporators for household refrigeration, but also through her prior board position with United Bank & Trust and United Bancorp, Inc.

Mr. Cowger has extensive leadership, manufacturing and public company experience, including as Group Vice President of Global Manufacturing and Labor Relations for General Motors Corporation, President of GM North America, Chairman and Managing Director, Opel, AG, President of GM de Mexico as well as being a director of Delphi Automotive PLC and Titan International, Inc. Through his extensive experience in the automotive industry across global markets, Mr. Cowger provides industry and operational expertise and strengthens the Board of Directors’ global perspective.

Mr. Karp has executive management and leadership experience with our Company as well as merger and acquisitions/divestitures, industry, leadership, manufacturing, operational and restructuring experience, including as President and Chief Operating Officer of Wolverine Tube, Inc., a manufacturer and distributor of fabricated copper components and metal joining products, which enhance performance and energy efficiency in applications such as commercial and residential heating, ventilation and air conditioning, refrigeration, and home appliances. He has seen Wolverine Tube, Inc. through a bankruptcy restructuring plan and subsequent separate sales of its divisions. He also has manufacturing experience in various senior operating positions with various portfolio companies of The Alpine Group, Inc., including as President and Chief Operating Officer of Essex Electric, Inc. His extensive career provides us with industry and operations knowledge that compliments the Board’s existing array of experience.

Mr. Quain is a certified financial analyst, and he has extensive investment management experience, including as senior adviser to the Carlyle Group L.P., a partner of One Equity Partners, LLC and Managing Director of ACI Capital Co., LLC, all private investment firms, and Vice Chairman of Investment Banking at ABN AMRO Bank N.V, and Executive Vice President and member of the Managing Committee of Furman Selz LLC. He also has extensive industrial manufacturing expertise, including as Global Head of Industrial Manufacturing while at ABN AMRO. Mr. Quain also has extensive current and past experience serving as a director of other publicly-traded manufacturers, currently including MagneTek, Inc., Hardinge Inc., RBC Bearings Incorporated and Astro-Med, Inc. Mr. Quain provides a resource to the Board with his understanding of the operational, financial and strategic issues that we face.

Mr. Rossiter has extensive executive management and international experience, including as Chairman, Chief Executive Officer, President, Chief Operating Officer and director a director with Lear Corporation. He has a record of leadership, achievement and executing on Lear’s business and global strategy and public company directorship and committee experience with Lear, including at the board chairman level. His extensive career provides us with global manufacturing and operational knowledge that complements the Board’s existing array of experience.

Mr. Seikel has extensive experience in finance, including as Chief Financial Officer of a publicly-traded automotive supplier, as Chief Executive Officer and Chief Financial Officer of a company with publicly-traded debt and as a former CPA with KPMG LLP. He also has extensive executive management and leadership experience, including as Chief Executive Officer or Chief Financial Officer of automotive suppliers and manufacturers and of a private investment firm and as an officer of an engineering firm. Our Board has determined that Mr. Seikel is an Audit Committee financial expert.

Mr. Suliman has extensive corporate restructuring, mergers and acquisition, capital formation and public company experience, including as a board member and executive officer of NationsRent, Inc., a company with publicly issued debt. NationsRent faced liquidation at the time the entity was controlled by Mr. Suliman and The Baupost Group began acquiring control of the company. NationsRent was subsequently sold for approximately $1 billion. He previously served on the board of directors of numerous public companies and is a past Trustee and Chairman of the Investment Committee of The Charles River School. Mr. Suliman is also the largest shareholder among our current directors. Our Board has determined that Mr. Suliman is an Audit Committee financial expert.

INFORMATION CONCERNING THE BOARD OF DIRECTORS

Corporate Governance Guidelines

We are committed to sound corporate governance principles as such principles are essential to our reputation and to the ethical conduct of our business and our relationship with others. The Board has adopted corporate governance guidelines that we believe assist the Board to maximize shareholder value in a manner consistent with high standards of integrity. We review and update our governance practices based on the standards of The NASDAQ Stock Market LLC, legal requirements, rules and regulations promulgated by the Securities and Exchange Commission and best practices recommended by governance authorities.

Several of our significant corporate governance practices include:

•	the Board has determined that a majority of the directors must be independent;

•	the Audit Committee, Governance and Nominating Committee and Compensation Committee consist solely of independent directors;

•	the Board has implemented a policy that our directors may serve on a limited number of public company boards (subject to specific board approval);

•	the Board has adopted a “say on pay” policy that at each annual meeting of shareholders, shareholders will have the opportunity to vote on a resolution calling for a non-binding advisory vote on the executive compensation as described in our proxy statement. The outcome of the shareholder advisory vote is considered by the Board and the Compensation Committee as they consider compensation policies and procedures going forward; and

•	the Board generally has at least six regularly scheduled meetings per year and holds additional special meetings as necessary.

Our corporate governance guidelines are available at the “Investor Relations” section of our website at www.tecumseh.com. We are not including information contained on or available through our website as part of, or incorporating such information by reference into, this Information Statement.

Board Independence

We determine director independence by applying the definition of independence contained in the applicable rules of The NASDAQ Market LLC, both for purposes of NASDAQ’s rule requiring that a majority of a board consist of independent directors and its rules requiring the Audit Committee, Governance and Nominating Committee and Compensation Committee to be made up entirely of independent directors. Applying that definition, our Board determined the following:

•	Stephanie H. Boyse, Gary L. Cowger, Mitchell I. Quain, Robert E. Rossiter, Terence C. Seikel and Douglas M. Suliman, Jr., each a current director, and Zachary E. Savas, a director in 2014 until his resignation effective January 20, 2014, are each an independent director.

•	Harold M. Karp , a current director, is not an independent director. Mr. Karp is our President and Chief Executive Officer, one of our current officers.

•	James J. Connor, a director until his resignation in June 2014, was not an independent director. Mr. Connor was our President, Chief Executive Officer and Secretary, one of our officers.

There were no transactions, relationships or arrangements considered by the Board under the Nasdaq independence definition in determining the independence of the directors and nominees identified above as independent.

All directors who are, or at any time during 2014 were, members of the Audit Committee, the Governance and Nominating Committee or the Compensation Committee were independent throughout their respective periods of service on those committees.

Board and Committee Meetings; Annual Meeting Attendance

We held eleven board meetings during 2014. The Audit Committee met five times, the Governance and Nominating Committee met two times and the Compensation Committee met six times in 2014. Each current director attended at least 75% of the total of all board meetings and all meetings of board committees on which such director served during 2014. We encourage the directors to attend the Company’s annual meeting of shareholders. All six of the directors who held office at that time attended the 2014 annual meeting.

Committees of the Board

Our Board has three standing committees: an Audit Committee, a Governance and Nominating Committee and a Compensation Committee. The Board has adopted, and may amend from time to time, a written charter for the Audit Committee, Governance and Nominating Committee, and Compensation Committee.

Audit Committee

The Audit Committee assists the Board with its oversight of:

•	management’s conduct of the financial reporting process;

•	the integrity of our financial statements;

•	compliance with legal and regulatory requirements, including the requirements of the Sarbanes-Oxley Act of 2002;

•	the independence and qualifications of the outside auditor; and

•	the performance of our internal audit function and outside auditor.

The Board has adopted a written charter for the committee, a current copy of which can be accessed via the “Investor Relations” section of our website, located at www.tecumseh.com. We are not including information contained on or available through our website as part of, or incorporating such information by reference into, this Information Statement.

Under the terms of its charter, the Audit Committee is comprised of at least three directors, designated by and serving at the pleasure of the Board. In 2014, the Audit Committee met five times.

The Audit Committee was comprised during 2014 of three directors, Messrs. Seikel (Chairman), Savas and Suliman, until Mr. Savas resigned effective January 20, 2014 and Mr. Karp then became a member of the Audit Committee. Upon the appointment of Mr. Karp as interim President and Chief Executive Officer in June 2014, Mr. Cowger was appointed to the Audit Committee, replacing Mr. Karp. The Audit Committee is currently comprised of Messrs. Cowger, Seikel (Chairman) and Suliman.

This composition of the Audit Committee satisfied the independence requirements of the Securities Exchange Act of 1934 and the rules of the Securities and Exchange Commission, as well as the independence and experience requirements of The NASDAQ Market LLC and our Corporate Governance Guidelines.

Audit Committee Report

Our Committee oversees our financial reporting process on behalf of the Board and is comprised of outside directors who are independent within the meaning of, and meet the experience requirements of, the applicable SEC and NASDAQ rules. Management has primary responsibility for the financial statements, reporting processes and system of internal controls. In fulfilling our oversight responsibilities, we reviewed the audited financial statements for the year ended December 31, 2014 and discussed them with management, including a discussion of the quality, not just the acceptability, of the accounting principles, reasonableness of significant judgments and clarity of disclosures in the financial statements.

In performing our oversight function, we also discussed with the independent accountant the matters required to be discussed by Auditing Standard No. 16, as amended (Communication with Audit Committees), as adopted by the Public Company Accounting Oversight Board (United States), the rules of the SEC, and other applicable regulations, which include, among other items, matters related to the conduct of the audit of our financial statements. In addition, we received from the independent accountant the written disclosures and letter required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant’s communications with the audit committee concerning independence and we discussed their independence with them.

Based on the reviews and discussions referred to above and such other considerations as we determined to be appropriate, we recommended to the Board (and the Board approved) that the audited financial statements for the year ended December 31, 2014 be included in our annual report on Form 10-K for that year for filing with the SEC.

Presented by the members of the Audit Committee of the Board of Directors:

Terence C. Seikel, Chairman

Gary L. Cowger

Douglas M. Suliman, Jr.

Governance and Nominating Committee

During 2014, the Governance and Nominating Committee, (which is currently comprised of Messrs. Cowger (Chairman), Quain and Suliman), met two times. During 2014, the Committee was comprised of Ms. Boyse (Chairman) and Messrs. Cowger and Savas, until January 20, 2014, when Mr. Savas resigned as a director and a member of the Committee. Mr. Karp replaced him as a Member of the Committee and Mr. Cowger became Chairman of the Committee. Mr. Karp resigned as a member of the Committee when he was appointed as interim President and Chief Executive Officer in June 2014 and Mr. Suliman replaced him as a member of the Committee. Mr. Quain replaced Ms. Boyse as a member of the Committee when he joined the board in October 2014.

The Board has adopted a written charter for the Committee, a current copy of which can be accessed via the “Investor Relations” section of our website located at www.tecumseh.com. We are not including information contained on or available through our website as part of, or incorporating such information by reference into, this Information Statement.

Under the terms of its charter, the mission of the Governance and Nominating Committee includes the following:

•	reviewing with the Board the appropriate skills and characteristics required of board members in the context of the then current composition and needs of our Board as well as our circumstances; and

•	making recommendations to the Board concerning candidates for nomination and election or reelection to the Board.

As discussed above, one function of the Governance and Nominating Committee is to make recommendations on nominations for the Board. The Committee’s charter does not set out specific minimum qualifications that must be met in order for the Governance and Nominating Committee to recommend any nominee to the Board. The committee reviews with the Board the appropriate skills and characteristics required of directors in the context of the then current composition and needs of our Board as well as the circumstances of the Company in order to recommend suitable candidates.

The Governance and Nominating Committee uses a subjective process for identifying and evaluating nominees for director, based on the information available to, and the subjective judgments of, the members of the

Governance and Nominating Committee and our then current needs for our Board as a whole, although the Committee does not believe there would be any difference in the manner in which it evaluates nominees based on whether the nominee is recommended by a shareholder. The Committee identifies potential nominees through recommendations made by executive officers, non-management directors, third-party recruiting firms and shareholders.

During 2013 and 2014, the Committee received recommendations from the then existing non-management Board members, interviewed two candidates discovered during its search efforts, and ultimately selected Mr. Karp to fill the vacancy on the Board after Mr. Lebowski’s resignation. After Mr. Savas’s resignation and after Mr. Connor’s resignation, the Board reviewed candidates recommended by existing non-management Board members, including references, background and willingness to serve. Ultimately, the Committee selected Mr. Quain and Mr. Rossiter to fill the vacancies on the board after Mr. Savas’s and Mr. Connor’s resignations.

The Governance and Nominating Committee considers the needs for the Board as a whole when identifying and evaluating nominees and, among other things, considers diversity in background, age, experience, qualifications, attributes and skills in identifying nominees, although it does not have a policy regarding the consideration of diversity. See “Qualifications of Directors and Nominees” for a description of the diversity of our current directors. The committee generally evaluates new candidates based on their resumes and through references, background checks and personal interviews.

The Committee will consider shareholder suggestions for nominees for director (other than self-nominations). In order to be considered by the Committee as a board nominee at next year’s annual meeting, all shareholder suggestions must be received before December 31, 2015. Any shareholder who wishes to make a suggestion should submit it in writing to: Governance and Nominating Committee, c/o Secretary, 5683 Hines Drive, Ann Arbor, Michigan 48108.

Compensation Committee

Our board of directors has a standing Compensation Committee which consists of three directors. Ms. Boyse (Chairman), Mr. Rossiter and Mr. Seikel are the current members of this Committee.

During 2014, the Compensation Committee, met six times.

The Board has adopted a written charter for the Committee, a current copy of which can be accessed via the “Investor Relations” section of our website, located at www.tecumseh.com. We are not including information contained on or available through our website as part of, or incorporating such information by reference into, this Information Statement.

Under the terms of its charter, the purpose of the Compensation Committee is to assist the Board in its oversight of our compensation policies and procedures. The Compensation Committee’s authority includes:

•	reviewing the objectives and goals of our officer compensation programs and policies, including annual and long-term performance goals, and making recommendations to the Board;

•	reviewing employment, compensation and benefits of our officers and making recommendations to the Board;

•	evaluating, at least annually, the performance of our Chief Executive Officer and recommending to the Board his compensation;

•	after consultation with our Chief Executive Officer, evaluating the performance of, and recommending to the Board the compensation for, our executive officers other than the Chief Executive Officer;

•	administering all plans and programs under which our officers or directors are compensated, other than plans and programs that the Board expressly specifies are to be administered by another person; and

•	exercising oversight with respect to our compensation philosophy and the operation of our officer and director compensation programs to determine whether they are fulfilling their purposes as well as considering and making recommendations to the Board concerning changes or new compensation programs the Committee believes would benefit us and our shareholders.

The Committee’s charter does not provide for delegation of the Committee’s authority or responsibilities, except that the Compensation Committee has delegated responsibility for overseeing the performance of our pension plan investment managers to a management benefits committee. This benefits committee informs the Compensation Committee of its reviews annually and whenever requested by the Compensation Committee.

The Board has also provided the Committee with the following additional specific responsibilities and authority:

•	The Committee may, in its sole discretion, retain or obtain the advice of a compensation consultant, legal counsel or other adviser.

•	The Committee is directly responsible for the appointment, compensation and oversight of the work of any compensation consultant, legal counsel or other adviser retained by the Committee.

•	We must provide for appropriate funding, as determined by the Committee, for payment of reasonable compensation to a compensation consultant, legal counsel or any other adviser retained by the Committee.

•	The Committee may select, or receive advice from, a compensation consultant, legal counsel or other adviser to the Committee, other than in-house legal counsel, only after taking into consideration the following factors: (i) the provision of other services to us by the person that employs the compensation consultant, legal counsel or other adviser, (ii) the amount of fees received from us by the person that employs the compensation consultant, legal counsel or other adviser, as a percentage of the total revenue of the person that employs the compensation consultant, legal counsel or other adviser, (iii) the policies and procedures of the person that employs the compensation consultant, legal counsel or other adviser that are designed to prevent conflicts of interest, (iv) any business or personal relationship of the compensation consultant, legal counsel or other adviser with a member of the Compensation Committee, (v) any of our stock owned by the compensation consultant, legal counsel or other adviser, and (vi) any business or personal relationship of the compensation consultant, legal counsel, other adviser or person employing the adviser with one of our executive officers.

The above authority does not require the Committee to implement or act consistently with the advice or recommendations of the compensation consultant, legal counsel or other adviser to the committee. The above independence assessment does not require that the compensation consultant, legal counsel or other compensation adviser be independent, only that the Committee consider the listed factors before selecting, or receiving advice from, a compensation adviser. The above independence assessment is not required for a compensation adviser that acts in a role limited to (i) consulting on any broad-based plan that does not discriminate in scope, terms, or operation, in favor of our executive officers or directors and that is available generally to all salaried employees, or (ii) providing information that either is not customized for us or that is customized based on parameters that are not developed by the adviser and about which the adviser does not provide advice.

In determining the salaries of the executives other than the Chief Executive Officer, the Committee considers recommendations made by the Chief Executive Officer. Additionally, in 2014, the Committee directly engaged Exequity, LLP to provide advice to the Compensation Committee and the Board on executive compensation. During 2014, Exequity, LLP consulted with the Committee regarding salaries and short and long-term incentive compensation awards and assisted us in computing Black-Scholes values for outstanding stock appreciation rights and stock options. Exequity, LLP is responsible directly to the Compensation Committee. It performed no other work for us or our affiliates.

In February 2014 and 2015, the Committee considered the independence of Exequity, LLP in light of SEC rules and NASDAQ listing standards. The Committee requested and received a letter from Exequity, LLP addressing the consulting firm’s independence, including the factors described above relating to the Committee’s independence review of compensation advisers. The Committee discussed these considerations and concluded that the work of this consultant did not raise any conflict of interest.

Compensation Committee Interlocks and Insider Participation

Ms. Boyse (Chairman) and Messrs. Seikel and Suliman served on the Compensation Committee in 2014 until August 21, 2014 when Mr. Rossiter replaced Mr. Suliman as a member of the Committee when Mr. Rossiter joined the board. No one who served on the Compensation Committee in 2014 is or ever has been an officer or employee of Tecumseh Products Company or any of our subsidiaries. In 2014, none of our executive officers served on a board or compensation committee (or other committee serving an equivalent function) of any other entity with an executive officer that served on our Board or Compensation Committee.

Communications with the Board of Directors

Shareholders may send communications to the Board, the Chairman of the Board or the Audit Committee by mailing them to: Board of Directors, c/o Secretary, Tecumseh Products Company, 5683 Hines Drive, Ann Arbor, Michigan 48108. Shareholders may also e-mail communications to the Board by using the e-mail address provided in the “Investor Relations” section of our website at www.tecumseh.com. The Secretary will review each communication and, after consulting with the Chairman of the Board, if he thinks it advisable, will forward the communication to the person he deems appropriate to deal with it. The Secretary reviews communications to ensure that inappropriate matters, such as marketing materials and non-substantive matters are removed.

Board Leadership Structure and Role in Risk Oversight

Our current President and Chief Executive Officer, Mr. Karp, is a director. Our Board of Directors appointed Gary Cowger, an independent director, as our Chairman of the Board in 2014 when Mr. Karp became our interim President and Chief Executive Officer. Our Chairman of the Board presides at all meetings of the shareholders and the Board at which he is in attendance. We have determined that this structure is appropriate to provide for separation of the offices of Chief Executive Officer and our Chairman of the Board, in accordance with good governance practices, to provide for an independent presider over our Board and shareholder meetings, as well as to help provide for independent oversight of management.

Assessing and managing risk is the responsibility of our management. Our Board of Directors oversees and reviews certain aspects of our internal controls, including controls over risks facing us. This oversight is administered primarily though the following:

•	the Board’s review and approval of our annual business plan (prepared and presented to the Board by the Chief Executive Officer and other management), including the projected opportunities and risks and challenges facing our business each year;

•	at least quarterly review of our business developments, business plan implementation and financial results;

•	our Audit Committee’s oversight of our internal controls over financial reporting and its discussions with management and the independent accountants regarding the quality and adequacy of our internal controls and financial reporting (and related reports to the full Board); and

•	our Compensation Committee’s reviews and recommendations to the Board regarding our executive officer compensation and its relationship to our business plans.

Discussions regarding risk and risk management are generally led by our Chief Financial Officer, who makes presentations at the Board meetings and at Audit Committee meetings. The Board has consolidated risk management, governance and internal audit functions and directed that the Chief Financial Officer oversee these functions, reporting to the Chief Executive Officer as well as the Audit Committee and the Board. Our Board’s role in risk oversight has not, to date, had a direct effect on the Board’s leadership structure.

Code of Conduct

We have adopted the Tecumseh Products Company Corporate Policy, including a Code of Conduct, Ethics Reporting Policy and Code of Ethics for Financial Managers, which is a code of ethics that generally applies to all of our directors, officers and employees, although some parts only apply to employees or a specified group of employees, including our principal executive officer, principal financial officer and principal accounting officer or controller. A current copy of the Corporate Policy can be accessed via the “Investor Relations” section of our website, located at www.tecumseh.com. We intend to satisfy the disclosure requirement under Item 5.05 of Form 8-K regarding an amendment to, or a waiver from, a provision of our code of ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions and that relates to any element of the code of ethics definition enumerated in Item 406(b) of the SEC’s Regulation S-K by posting such information on our Internet website, in the “Investor Relations” section at www.tecumseh.com. We are not including information contained on or available through the company’s website as part of, or incorporating such information by reference into, this Information Statement.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Indemnification Arrangements

The Michigan Business Corporation Act (“MBCA”) permits Michigan corporations to eliminate or limit a director’s liability to the corporation or its shareholders for money damages for any action taken or any failure to take any action as a director. Our Restated Articles of Incorporation (the “Charter”) so eliminate the liability of directors. The Charter also provides for indemnification of present and former directors, officers, or employee and we entered into indemnification agreements with each member of our Board (“Indemnification Agreements”) relating to such indemnification.

Our Charter currently eliminates director liability to the maximum extent permitted by Michigan law. Section 209 of the MBCA allows the articles of incorporation of a Michigan corporation to contain a provision eliminating or limiting a director’s liability to the corporation or its shareholders for money damages for any action taken or any failure to take any action as a director, except liability for any of the following (i) the amount of a financial benefit received by a director to which he or she is not entitled, (ii) intentional infliction of harm on the corporation or the shareholders, (iii) a violation of Section 551 of the MBCA (concerning dividends, distributions and loans that are contrary to law or the Charter), and (iv) an intentional criminal act. As a result of the inclusion of such a provision, our shareholders may be unable to recover monetary damages against directors for actions taken by them which constitute negligence or gross negligence or which are in violation of their fiduciary duties, although it may be possible to obtain injunctive or other equitable relief with respect to such actions. If equitable remedies are found not to be available to shareholders in any particular case, shareholders may not have any effective remedy against the challenged conduct. These provisions, however, do not affect liability under the Securities Act of 1933, as amended (the “Securities Act”).

Sections 561 to 571 of the MBCA authorize a corporation under specified circumstances to indemnify its directors and officers against judgments, expenses, fines and amounts paid by the director or officer in settlement of claims brought against them by third persons or by or in the right of the corporation if these directors and officers acted in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation or its shareholders, including reimbursement for expenses incurred. The provisions of our Charter relating to indemnification of directors, officers and employees generally provide that present and former directors, officers and employees will be indemnified to the fullest extent permissible under Michigan law in connection with any actual or threatened civil, criminal, administrative or investigative action, suit or proceeding arising out of their past or future service to us or a subsidiary, or to another organization at our request or at the request of one of our subsidiaries. The provision also provides for advancing litigation expenses at the request of a director, officer or employee. These obligations are broad enough to permit indemnification with respect to liabilities arising under the Securities Act or the Michigan Uniform Securities Act. Each Company Board member’s Indemnification Agreement also provides for contractual assurances regarding the indemnification provisions in the Charter and additional procedural provisions.

In addition, we have obtained directors’ and officers’ liability insurance. The policy provides for $60,000,000 in coverage including prior acts and liabilities under the Securities Act.

Review, Approval or Ratification of Transactions with Related Persons

The Board recognizes that related person transactions present a heightened risk of conflicts of interest and/or improper valuation (or the perception thereof) and has determined that the Audit Committee is best suited to review and approve related person transactions. Our Audit Committee’s charter requires it to review, on an ongoing basis, related party transactions required to be disclosed in our public filings for potential conflict of interest situations and requires all such transactions to be approved by the Committee or another independent body of the Board.

Generally, if the actual activity provides no evidence of more favorable treatment than arm’s length transactions or other actions that could be detrimental to the Company, the transactions are approved, with or without conditions. Arm’s length transactions are generally transactions in which both parties are acting in their own self-interest and are not subject to any pressure or duress from the other party.

The related party transactions described below have been reviewed and approved by the Audit Committee or another independent body of the board. On February 28, 2014 and February 26, 2015, the Committee approved the ongoing business with United Refrigeration and its subsidiaries, through May 31, 2014. Because of our recapitalization on May 2, 2014, United Refrigeration ceased to be a five percent holder of our common shares. In January 2015, an internal audit concluded that 2014 sales activity with United Refrigeration through May 31, 2014 was conducted appropriately and on arm’s length terms, and the results of that audit were communicated to the Audit Committee. John H. Reilly, III is the non-executive Chairman of the Board and the majority owner of United Refrigeration, Inc., one of the largest distributors of refrigeration, air conditioning and heating parts and equipment worldwide. On November 8, 2012, Mr. John H. Reilly, III filed a Schedule 13D amendment indicating that, at that time, he, as representative of his father’s estate, was a beneficial owner of 9.8% of the outstanding shares of our Class B Common Stock held by the Estate of John H. Reilly, Jr. As a result of the reclassification and conversion of our stock in to one class of common shares, effective May 2, 2014, those shares represented less than 5% of our outstanding shares. During 2014 through May 31, 2014, in the ordinary course of business, sales to United Refrigeration, Inc. and its affiliates amounted to approximately $8.5 million, or approximately 2.7% of our consolidated sales.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

5% Common Shareholders

This table shows the common shares held by persons or groups we know to be beneficial owners of more than 5% of the common shares. We obtained all of the information in the table below from Schedules 13D and 13G and Form 4s filed with the Securities and Exchange Commission. Unless otherwise indicated, the information is as of September 3, 2015.

	Amount and Nature of Beneficial Ownership
Name and Address	Sole Voting Power	Sole Investment Power	Shared Voting Power	Shared Investment Power	Total	Percent of Class
Scott L. Barbee (1)	48,576	48,576	3,035,898	3,035,898	3,084,474	16.7%
6862 Elm Street, Suite 830
McLean, VA 22101

Mario J. Gabelli (2)	2,637,268	2,637,268	0	0	2,637,268	14.2%
One Corporate Center
Rye, NY 10580

Royce & Associates, LLC (3)	1,621,965	1,621,965	0	0	1,621,965	8.8%
745 Fifth Avenue
New York, NY 10151

Donald Smith & Co., Inc. (4)	1,422,983	1,608,270	0	0	1,608,270	8.7%
152 West 57th St.
New York, NY 10019

Dimensional Fund Advisors, LP (5)	1,204,904	1,233,646	0	0	1,233,646	6.7%
Palisades West, Building One
6300 Bee Cave Road
Austin, Texas 78746

BlackRock, Inc. (6)	1,093,419	1,112,593	0	0	1,112,593	6.0%
40 East 52nd Street
New York, New York 10022

(1)	The information regarding the holdings of Scott L. Barbee is as of December 31, 2014 based on a Schedule 13G filed by Aegis Financial Corporation and Scott L. Barbee dated February 12, 2015. Mr. Barbee reports having sole voting and investment power over 48,576 of the shares shown in the table, and Mr. Barbee and Aegis Financial Corporation reported having shared voting and investment power over 3,035,898 shares. Clients of Aegis Financial Corporation, a registered investment adviser, have the right to receive or the power to direct the receipt of dividends and proceeds from the sale of these shares, including the Aegis Value Fund, a registered investment company, which owns 2,196,144 common shares, or 11.9% of the outstanding common shares.
(2)

The information regarding the holdings of Mario J. Gabelli is as of August 25, 2015 based on Amendment No. 1 to Schedule 13D filed by Gabelli Funds, LLC, a New York limited liability company (“Gabelli Funds”), GAMCO Asset Management Inc., a New York corporation (“GAMCO”), Gabelli Securities, Inc., a Delaware corporation (“GSI”), GGCP, Inc., a Wyoming corporation (“GGCP”), GAMCO Investors, Inc., a Delaware corporation (“GBL”), and Mario J. Gabelli (“Mario Gabelli) dated August 25, 2015. Mario Gabelli reports having sole voting and investment power over the shares shown in the table indirectly through three investment advisory firms, Gabelli Funds (2,115,311 Shares, or 11.4% of the outstanding shares), GAMCO (255,900 shares, or 1.4% of the outstanding shares), and GSI (266,057, or 1.4% of the outstanding shares). Mario Gabelli has a controlling ownership interest in, and is CEO of, GGCP, which is a member with Mario Gabelli in GGCP Holdings LLC, a Delaware limited liability company (“GGCP

Holdings”), which is the controlling shareholder of GBL, which owns Gabelli Funds and GAMCO and is the majority owner of GSI. The addresses of Mario Gabelli, GAMCO. Gabelli Funds, GSI, and GBL is One Corporate Center, Rye, New York 10580. The addresses of GCCP and GCCP Holdings is 140 Greenwich Avenue, Greenwich, CT 06830. Gabelli Funds provides advisory services to various related funds. GAMCO is an investment manager providing discretionary managed account services for employee benefit plans, private investors, endowments, foundations and others. GSI serves as a general partner or investment manager to limited partnerships and offshore investment companies and other accounts, some of which are related entities, and may purchase or sell securities for bits own account.
(3)	The information regarding the holdings of Royce & Associates, LLC, a registered investment advisor, is as of December 31, 2014 based on a Schedule 13G filed by Royce & Associates, LLC dated January 28, 2015. Royce Low Priced Stock Fund, a registered investment company managed by Royce & Associates, LLC, held 1,207,365 shares, or 6.5% of the shares shown in the table as beneficially owned by Royce & Associates, LLC.
(4)	The information regarding the holdings of Donald Smith & Co., Inc., an investment adviser, Velin Mezinev and Jon Hartzel is as of December 31, 2014 based on a Schedule 13G filed by Donald Smith & Co., Inc. dated February 2, 2015.
(5)	The information regarding the holdings of Dimensional Fund Advisors, LP, an investment adviser to four registered investment companies and investment manager or sub adviser to other co-mingled funds group trusts and separate accounts, is as of December 31, 2014 based on a Schedule 13G filed by Dimensional Fund Advisors, LP dated February 5, 2015.
(6)	The information regarding the holdings of BlackRock, Inc., a parent holding company or control person, is as of December 31, 2013, based on a Schedule 13G filed by BlackRock, Inc. The subsidiaries beneficially owning the securities are BlackRock Advisors, LLC, BlackRock Asset Management Canada Limited, BlackRock Fund Advisors, BlackRock Institutional Trust Company, N.A., and BlackRock Investment Management, LLC.

Management’s Beneficial Ownership

The table below sets forth the beneficial ownership of our common shares by each of our current directors and named executive officers, and the directors and executive officers as a group, as of August 5, 2015.

	Shares Beneficially Owned As of August 5, 2015
Name	Sole Voting and Investment Power	Shared Voting and Investment Power	Total	Percent of Class
Stephanie H. Boyse	11,718	0	11,718	*
Gary. L. Cowger	21,543	0	21,543	*
Harold M. Karp	16,718	0	16,718	*
Jerry L. Mosingo	0	0	0	0.0%
Igor Popov	0	0	0	0.0%
Mitchell I. Quain	32,730	0	32,730	*
Robert E. Rossiter	7,227	0	7,227	*
Terence C. Seikel	21,718	0	21,718	*
Janice E. Stipp	0	0	0	0.0%
Douglas M. Suliman, Jr.	70,125	0	70,125	*
James J. Connor (1)	0	0	0	0.0%
All current directors and current executive officers as a group (10 persons)	181,779	0	181,779	1.2%

*	less than 1%
(1)	Mr. Connor resigned as one of our executive officers on June 27, 2014.

Changes in Control

The Company has entered into the Merger Agreement with MA Industrial JV LLC. If consummated, the Merger will result in the Company becoming a wholly owned subsidiary of MA Industrial JV LLC. For a description of the Merger, see the Form 8-K filed by the Company with the SEC on August 5, 2015.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Directors, certain officers, and beneficial owners of more than 10% of our common shares are required to file reports about their ownership of our equity securities under Section 16(a) of the Securities Exchange Act of 1934 and to provide copies of the reports to us. Based on the copies we received and on written representations from the persons we know are subject to these requirements, we believe all 2014 filing requirements were met, except that Harold M. Karp inadvertently filed one Form 4 late, on November 21, 2014, reporting two transactions involving the acquisition of our common shares on November 14, 2014.

DIRECTORS’ COMPENSATION AND BENEFITS

General; Standard Arrangements

We do not pay employees any separate compensation for serving as directors, although in 2014 we continued to pay Mr. Karp the same retainer payable to non-employee directors while he served as our interim President and Chief Executive Officer, but not after he was made our permanent President and Chief Executive Officer. We reimburse all directors for reasonable travel expenses.

The annual retainer fee for non-employee directors is $135,000, payable $60,000 in cash (in equal monthly installments in advance) and $75,000 in restricted stock units, prorated for new directors joining us during the year, and the cash portion prorated for directors leaving us during the year. In addition, our Chairman of the Board of Directors is entitled to an additional annual retainer fee of $135,000, payable $60,000 in cash (in equal monthly installments in advance) and $75,000 restricted stock units, prorated for any new Chairman of the Board of Directors joining us during the year (except for a director who terminates his position as Lead Director to become Chairman of the Board, in which case restricted stock units would be prorated based on the difference in retainer fees between the two positions) and the cash portion prorated for directors ceasing to serve as our Chairman of the Board of Directors during the year. Our Lead Director, if any, is entitled to an additional annual retainer fee of $35,000, payable one-half in cash (in equal monthly installments in advance) and one-half in restricted stock units, prorated for new Lead Directors joining us during the year (except there would be no prorated restricted stock units award if a director terminates his position as Chairman of the Board to become our Lead Director), and the cash portion prorated for directors ceasing to serve as our Lead Director during the year. These retainers are being paid after the election of directors at the annual meeting of shareholders.

Chairs and members of the following committees are entitled to the following additional annual cash retainer fees (payable in equal monthly installments in advance and prorated for new committee members or Chairs or directors ceasing to serve as committee members or Chairs during the year):

Audit Committee:
Chair	$20,000
Other members	$10,000
Compensation Committee:
Chair	$15,000
Other members	$7,500
Other standing committees:
Chair	$10,000
Other members	$5,000

We do not pay per meeting fees to our outside directors.

Restricted stock units are awarded under our 2014 Omnibus Incentive Plan. Generally on the date of the annual meeting of shareholders each year, each non-employee director then in office receives an allocation of restricted stock units under the plan in a dollar amount equal to $75,000 of his or her annual retainer fee, and half of his annual Chairman of the Board or Lead Director retainer fee, if any, as specified above (but not committee fees). The restricted stock units would result in the issuance of common shares for 75% of the restricted stock units (rounded down to the nearest whole share) and cash for 25% of the restricted stock units, immediately before the next annual meeting of shareholders, if the director is in office on that date. In the Compensation Committee’s discretion, if the director’s service on the Board terminates, the director may receive a pro rata portion of the award based on the number of days during the year from the date of grant that the director served. A new non-employee director who takes office after the annual meeting of shareholders receives a pro rata allocation of restricted stock units. The number of restricted stock units will be determined by dividing the dollar amount of the annual retainer the director is entitled to receive in restricted stock units by the closing sale price for a share of our Common Shares on the grant date. In 2015, in light of our low stock price and limited remaining shares for this type of grant under our 2014 Omnibus Incentive Plan, (i) our Chairman of the Board, Gary L. Cowger, agreed to forego the additional $75,000 of RSUs payable to him under our standard compensation arrangements for outside directors as part of his annual retainer for serving as our Chairman of the Board, and (ii) all of our outside directors agreed to share equally the remaining shares available for this type of grant over the next two years as full payment of for the $75,000 of RSUs payable to them under our standard compensation arrangements for outside directors as part of their annual retainer for serving on our Board.

If dividends are paid on the Common Shares, the award agreement provides that the holder is entitled to receive a number of additional common shares and cash having a corresponding value based on the then current market value of the stock at the time the dividend is paid. Each restricted stock unit award under the plan vests (and the underlying common shares and cash are issued and paid) immediately before the next annual meeting of shareholders, if the director is in office on that date, or as described above, in the Compensation Committee’s discretion, a pro rata amount of the restricted stock unit may vest and a pro rata amount of the underlying common shares and cash may be issued and paid, if the director’s service on the Board terminates. We will issue the common shares underlying the restricted stock units and the related cash will be paid, within 14 days of the annual shareholder’s meeting.

In the past, directors received deferred stock units (DSU’s) under our Outside Director’s Deferred Stock Unit Plan. DSU’s are paid out in cash within 30 days after the earlier of a company change in control (as defined in the plan) or the date he or she ceases to be a non-employee director for any reason.

Director Compensation Table

The table below shows the compensation of each director who served during 2014 other than James J. Connor, whose compensation for service as a director through the date he resigned in June, 2014 is fully reflected, in the Summary Compensation Table and other executive compensation information provided below, and Harold M. Karp, whose compensation is fully reflected in the Summary Compensation Table and other executive compensation information provided below:

2014 DIRECTOR COMPENSATION

Name (1)	Fees Earned or Paid in Cash ($) (2)	Stock Awards ($) (3)	Total ($)
Stephanie H. Boyse	80,420	75,000	155,420
Gary L. Cowger	106,055	137,877	243,932
Mitchell I. Quain	18,896	37,414	56,310
Robert E. Rossiter	24,596	51,558	76,154
Zachary E. Savas	7,708	—	7,708
Terence C. Seikel	87,500	75,000	162,500
Douglas M. Suliman, Jr.	80,002	75,000	155,002

(1)	Mr. Savas resigned as one of our directors on January 20, 2014. Mr. Karp became one of our directors on January 23, 2014. On June 27, 2014, Mr. Connor resigned as one of our directors and Mr. Karp became our interim President and Chief Executive Officer, and ceased receiving non-employee director compensation, except that we continued to pay Mr. Karp the same retainer payable to non-employee directors while he served as our interim President and Chief Executive Officer, but not after he was made our permanent President and Chief Executive Officer on September 18, 2014. Mr. Rossiter became one of our directors on August 21, 2014. Mr. Quain became one of our directors on October 30, 2014.
(2)	Retainer, Chairman of the Board of Directors and committee fees paid in cash.

(3)	Retainer and Chairman of the Board fees paid in restricted stock units under our 2014 Omnibus Incentive Plan, valued at their grant date fair value. The restricted stock unit grants are typically made on the date of the annual meeting of shareholders or a prorated amount on the date the director first becomes a director, if he or she was not a director on the date of the annual meeting of shareholders. In 2014, however, the grants to directors elected at the annual meeting were not made until June 27, 2014. Mr. Karp received a prorated grant of deferred stock units upon his appointment as a director on January 23, 2014 and he received a restricted stock unit grant like the non-employee directors on June 27, 2014 (both included in his Compensation in the Summary Compensation Table). For Messrs. Rossiter and Quain, the number in the above table includes prorated awards upon their appointment as directors on August 21, 2014 and October 30, 2014, respectively. The grant date fair value is the number of units multiplied by the closing sales price of our common shares on the award date (the average of the high and low sales prices of our Class A Common Stock on the last trading day before the award date for the deferred stock units awarded to Mr. Karp, which was $8.825 for the prorated grant to Mr. Karp upon his initial appointment), which was $4.80 on June 27, 2014 for the 2014 annual meeting awards for Ms. Boyse and Messrs. Cowger, Karp, Seikel and Suliman, $5.425 on August 21, 2014 for the prorated award to Mr. Rossiter and $3.63 on October 30, 2014 for the prorated award to Mr. Quain upon his initial appointment, and are the amounts shown in the Stock Awards column in the table. In the Compensation Committee’s discretion, if the director’s service on the Board terminates, the director may receive a pro rata portion of the award based on the number of days during the period between the grant date and the next annual meeting of shareholders that the director served. A new non-employee director who takes office after the annual meeting of shareholders receives a pro rata allocation of restricted stock units. The number of restricted stock units will be determined by dividing the dollar amount of the annual retainer the director is entitled to receive in restricted stock units by the closing sale price for a share of our common shares on the grant date.

As of December 31, 2014 and August 5, 2015, the following directors had the following number of deferred stock units outstanding under our Outside Director’s Deferred Stock Unit Plan: Ms. Boyse—8,789.4906; Mr. Cowger—4,627.0115; Mr. Karp—1,742.0690; Mr. Savas—0; Mr. Seikel—34,723.0481; and Mr. Suliman—4,627.0115. Mr. Savas realized $397,417 upon the vesting and settlement of his deferred stock units in connection with his resignation effective January 20, 2014. As of December 31, 2014, the following directors had the following number of restricted stock units outstanding under our 2014 Omnibus Incentive Plan: Ms. Boyse—15,625; Mr. Cowger—28,724.32; Mr. Karp—15,625; Mr. Quain—10,307; Mr. Rossiter—9,637; Mr. Seikel—15,625; and Mr. Suliman—15,625.

On April 29, 2015, the Company granted a total of 64,416 restricted stock units to the Company’s six outside Directors under our 2014 Omnibus Incentive Plan. The restricted stock units vest immediately before the next annual meeting of shareholders as long as the director remains on the Company’s Board on that date, and are settled 75% in common shares and 25% in cash. As of August 5, 2015, the following outside directors had the following number of restricted stock units outstanding under our 2014 Omnibus Plan: Ms. Boyse—10,736; Mr. Cowger—10,736; Mr. Quain—10,736; Mr. Rossiter—10,736; Mr. Seikel—10,736; and Mr. Suliman—10,736.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Introduction

The year 2014 was a year of transition in our leadership, as three of our four current executive officers started with us in 2014, including our President and Chief Executive Officer. James J. Connor, our former President, Chief Executive Officer and Secretary and a former director, resigned effective June 27, 2014, and was replaced on that date by Harold M. Karp as interim President and Chief Executive Officer, while Janice Stipp, who has served as an executive officer since October 2011, assumed the additional role of Secretary. We dropped the “interim” from Mr. Karp’s title effective September 18, 2014. Igor Popov joined us as Chief Restructuring Officer on March 1, 2014. Jerry L. Mosingo joined us as Executive Vice President Operations on January 27, 2014 and became one of our executive officers on August 4, 2014.

In addition, three of our seven current directors were added in 2014. Mr. Karp became a director on January 23, 2014, filling the vacancy created by Steven J. Lebowski’s resignation effective December 31, 2013. Robert E. Rossiter became a director on August 21, 2014, filling the vacancy created by Zachary E. Savas’s resignation effective January 20, 2014. Mitchell I. Quain became a director on October 30, 2014, filling the vacancy created by Mr. Connor’s resignation effective June 27, 2014.

In early 2014, in view of then current economic conditions and uncertainty, our performance and financial condition, and Mr. Connor’s recommendations, we did not increase Mr. Connor’s or Ms. Stipp’s base salary, which had been the same since 2011, although effective July 1, 2014, Ms. Stipp’s salary was increased by 3%, primarily reflecting a cost of living increase.

When Mr. Mosingo became our Executive Vice President Operations, we agreed to pay him an annual base salary of $375,000 (and we did not increase it when he became an executive officer) and a signing bonus of $50,000, and when Mr. Popov became our Chief Restructuring Officer, we agreed to pay him an annual base salary of $400,000. Both of these base salary amounts and Mr. Mosingo’s signing bonus were based on negotiation s with the applicable officer when we were trying to get him to work for us and based on the relation of his salary to those of our other executive officers. When Mr. Karp became our interim President and Chief Executive Officer, we agreed to pay him the same $500,000 base salary that Mr. Connor had been receiving, plus a $100,000 signing bonus, plus a continuation of the $60,000 a year retainer he had been receiving as a director of the Company, plus $75,000 of restricted stock units like those awarded to the outside directors at the time Mr. Karp became our interim President and Chief Executive Officer. We did not increase his salary when the “interim” was removed from his title, but we did pay him another $100,000 signing bonus and discontinued his $60,000 a year retainer payments. These base salary, retainer and restricted stock unit amounts and signing bonuses were based on negotiations with Mr. Karp when we were trying to get him to work for us and based on the relation of his salary to those of our other executive officers and his lost director compensation when he agreed to become our interim President and Chief Executive Officer.

To make our annual cash incentive compensation opportunities reflect our performance during the year, we granted to our named executive officers annual cash incentives under our 2014 Omnibus Incentive Plan based on achieving a threshold equal to 80% of our target EBITDA in 2014, and, if the threshold EBITDA is met, based on our Free Cash Flow. We agreed to provide Mr. Karp an annual cash incentive on the same terms awarded to Mr. Connor, except that Mr. Karp’s annual cash incentive was prorated from June 27, 2014, the day he became our interim President and Chief Executive Officer. Our Compensation Committee had negative discretion to reduce by up to 50% the cash otherwise payable under these awards, based on its subjective evaluation of our executive officers’ individual performance and our performance in achieving certain specific objectives during 2014. See “2014 Annual Cash Incentives” below for a description of those objectives.

The target annual cash incentive as a percentage of salary was 80% for Mr. Karp (prorated from June 27, 2014), 70% for Mr. Popov and 65% for Ms. Stipp and Mr. Mosingo. If the threshold EBITDA is met, actual awards could range from 50% of the target for achieving 80% of the targeted Free Cash Flow, to a cap of 150% of the target for achieving 120% or more of the targeted Free Cash Flow, all subject to the Compensation Committee’s negative discretion. See “2014 Annual Cash Incentives” below for a description of those objectives. Because the threshold EBITDA was not met, no annual cash incentives were paid under these awards for 2014.

We also intended to increase the long-term incentive opportunities for our named executive officers to move their total pay opportunities closer to market medians, recognizing that most of their pay opportunities are based on our performance and our stock price performance. We expected to award performance-based restricted stock units and non-qualified stock options to our named executive officers (other than Mr. Mosingo) under our 2014 Omnibus Incentive Plan. The performance-based restricted stock unit awards were to be settled 100% in common shares if performance goals for 2017 based on our business plan were achieved and the shares issued after the performance goals were achieved would not be subject to further vesting requirements. Because of the transition in our leadership in 2014, and our falling stock price, however, we deferred awarding the performance-based restricted stock units until April of 2015. At the time the award was granted in April 2015, the Compensation Committee determined that the performance-based restricted stock unit awards would be settled 75% in common shares and 25% in cash.

Nonetheless, our Compensation Committee established a fixed number of underlying shares as the preliminary target incentive for each participating employee for both non-qualified stock options and restricted stock units. As noted above, the Committee determined to increase the total target value of equity incentives as a percentage of salary from the levels used in 2013 and 2012. The number of underlying shares was computed for 2014 based on this targeted value, allocated 50% to performance-based restricted stock units and 50% to non-qualified stock options, but then proportionately reduced so that equity grants settled in shares to all long-term incentive plan participants, other than our independent directors, would not use more than 500,000 shares per year, although, in part because there were no restricted stock unit grants in 2014 and Mr. Mosingo was added as a new participant to receive these awards, the shares issuable under the 2014 Equity Incentive Plan equity-incentive awards made in 2015 exceeded 500,000 shares, which was approved by the Compensation Committee.

We then granted the number of non-qualified stock options as so determined (with an adjustment for one non-executive officer and an amount reserved for an open position), including to Messrs. Karp and Popov and Ms. Stipp. Those options vest over three years and provide no compensation unless our share price increases after the grant date.

Also, we awarded a cash payment of $150,000 to Ms. Stipp because her employment letter provides that she is eligible for a target performance opportunity to earn 150% of her base salary each year that she is employed by us. Because of our low stock price, decision to defer the award of restricted stock units to 2015 and decision to keep the non-qualified stock option awards consistent among our officers, Ms. Stipp’s annual cash incentive award and non-qualified stock options did not give her the opportunity to earn 150% of her base salary. Therefore, we authorized the cash payment in exchange for her waiver of this provision in her agreement for 2014. Mr. Popov’s agreement also required a waiver (which he provided on April 29, 2015 in connection with awards made in April 2015) of the requirements regarding the terms and amounts of Mr. Popov’s non-qualified stock options and performance-based restricted stock units in 2014. Mr. Mosingo’s agreement also required modification or a waiver (which he provided on April 29, 2015 in connection with awards made in April 2015) of the requirement in his employment letter that he receive 62,500 performance-based phantom shares in 2014. See “2014 Equity-Based Awards” below for more information regarding our 2014 equity-based awards.

Our Board plans to continue to critically review our executive compensation arrangements. As part of this commitment and in response to shareholder approval at the 2009 annual meeting of a Say on Executive Pay proposal, our Board implemented a policy, beginning at the 2010 annual meeting, providing that shareholders will have the opportunity to vote on an advisory basis on whether to approve the compensation of our named executive officers. The outcome of the shareholder advisory vote is and will be considered by the Board and the Compensation Committee as they consider compensation policies and procedures going forward. The Board and the Compensation Committee considered the support for its executive compensation policies and decisions as reflected in the 2014 vote and resolved to continue to link our bonuses and equity incentives to our performance and business plan. The larger than usual negative vote in 2014 on the say on pay proposal was primarily the result of votes against all of our 2014 proposals by a significant Class B shareholder who also opposed the recapitalization that resulted in that shareholder no longer being a 5% owner of our common shares.

Some of our more significant compensation practices include the following:

•	Performance-Based Pay. As discussed above, our annual and long-term incentives are variable and tied to financial performance. As a result, a significant portion of the Chief Executive Officer’s salary and target bonus and equity incentive compensation was based on our performance in 2014.

•	No Supplemental Pension Plans. We do not have any supplemental pension plans for our current executive officers.

•	Omnibus Incentive Plan. Our 2014 Omnibus Incentive Plan permits awards that are settled in shares, helping to preserve our cash. In addition, the incentive can continue after the vesting date while the participant holds the shares. Furthermore, our Compensation Committee believes it is generally desirable to structure compensation plans and programs so as to qualify for the performance-based exemption from non-deductibility afforded under Section 162(m), and we received shareholder approval of the 2014 Omnibus Incentive Plan and its related material performance measures to permit awards under the 2014 Omnibus Incentive Plan to satisfy one of the conditions to such performance-based exemption. However, the Compensation Committee retains the discretion to establish executive compensation arrangements that it believes are consistent with its compensation principles and in the best interests of our company and shareholders, even if those arrangements are not fully deductible under Section 162(m). We have net operating loss carryforwards; current deductions simply increase those carryforwards.

•	Share Ownership Guidelines and Retention Policy Adopted. Our Board has adopted a share ownership policy. The policy’s guidelines provide for target levels of ownership of our shares with a market value of five times the CEO’s base salary, four times the Chief Restructuring Officer’s base salary, three times the CFO’s base salary, one times the Executive Vice President Operations’ and other long-term incentive plan participants’ salaries and five times the outside directors’ annual cash retainers for Board service. The policy also requires officers and directors subject to the policy to retain 50% of the shares received under our equity incentive plan, net of any shares used to pay any exercise price or taxes related to the award, until such ownership guidelines are met. We believe this policy further aligns participants’ interests with those of our shareholders and provides a continuing incentive to increase shareholder value.

•	Compensation Risk Assessment. We conducted a compensation risk assessment and concluded that our compensation policies and practices do not encourage excessive or unnecessary risk-taking and are not reasonably likely to have a material adverse effect on us.

•	Independent Compensation Committee. Each member of our Compensation Committee is independent as defined in The NASDAQ Market LLC’s rules.

•	Outside Compensation Consultant. The Compensation Committee uses the services of Exequity, LLP, an independent outside compensation consultant, from time to time to provide advice on compensation practices and levels, executive compensation design and award sizes, and performance measurement, among other things. The Compensation Committee assessed the independence of its advisor, Exequity, LLP, relative to the six factors defined by the SEC and NASDAQ and determined that Exequity, LLP is independent and without conflict of interest.

•	Trading Policy. Our Insider Trading Policy includes a policy prohibiting directors and designated employees, including the Chairman, President, Chief Financial Officer and employees reporting directly to them, from engaging in short sales of our common shares and they may not write, purchase, sell or otherwise trade in puts, calls or any other type of options on our common shares.

Compensation Philosophy

The Compensation Committee has adopted the following compensation philosophy statement:

•	We are a globally recognized brand, driven by our people around the world.

•	We want to be a results driven organization guided by global business processes and culture that help us attract and retain talented people.

•	We will offer total compensation that is competitive within each of our local markets and with a significant portion awarded based on level of performance.

•	We want to become the employer of choice through continual job challenge, development and recognition.

Process and Elements

The Compensation Committee’s process of reviewing the executive compensation program and setting the compensation levels of the executive officers named in the Summary Compensation Table (who are sometimes referred to as “named executive officers” or “NEOs”) involves several components. From time to time, as the Compensation Committee deems necessary, the Committee has its adviser update the competitive market data. See “Peer Group Comparisons” below. Typically, during the fourth or first quarter of each year, the Committee reviews competitive compensation practices and each NEO’s total compensation and determines its recommendations for NEO base salaries effective as of the beginning of the new year.

Our targeted annual cash incentives and the initial calculation of targeted long-term incentives are based on these salaries. Following an assessment of competitive market data for each position, including demands of potential new executives, the Committee assesses all information in its possession and makes recommendations for base salaries for each of the NEOs to the Board.

The Committee members also meet regularly with the NEOs at various times throughout the year, both formally within Board and Committee meetings and informally outside of Board and Committee meetings, which meetings help the Committee members assess each NEO’s performance. This was done in the first quarter of 2015 and the fourth quarter of 2013 (for 2015 and 2014 base salaries) in connection with the general review of NEO compensation.

Typically, during the first quarter of each year, in connection with its review of our financial results for the prior year, the Compensation Committee determines the prior year’s bonuses and approves the current year’s bonus. Typically, during the first or second quarter of each year, the Committee determines equity incentive awards for the year. Because of the transition in our leadership in 2014 and our falling stock price, we deferred awarding non-qualified stock options in 2014 until December and we deferred awarding performance-based restricted stock units until 2015. The Committee typically solicits input from all non-employee directors as to the Chief Executive Officer’s performance in the prior year. In addition, the CEO annually presents his evaluation of each NEO to the Committee, which includes a review of each officer’s contributions and performance over the past year, strengths, opportunities for improvement, development plans, and succession potential. The CEO also presents compensation recommendations for the Committee’s review and consideration. Following this presentation and an assessment of competitive market data for each position, including demands of potential new executives, the Committee assesses all information in its possession and makes decisions on each element of compensation (discussed below) for each of the NEOs, other than base salaries, which are set earlier.

The main elements of the NEOs’ compensation are salary, annual cash incentive opportunity, long-term incentives and retirement benefits. The Committee’s philosophy is to pay a base salary to attract and retain qualified executives and to allocate a significant portion of their total targeted compensation to performance-oriented incentives, to motivate them to meet specific performance objectives and increase shareholder value without taking excessive risks. Under this program, our NEOs are rewarded for their service to the company, the achievement of specific performance goals and the realization of increased shareholder value.

•	Base Salary. Around year end, the Committee reviews and establishes the base salaries of the NEOs. We typically review compensation data compiled and reviewed by the Committee’s consultant. For each NEO, the Committee takes into account the scope of each incumbent’s responsibilities and individual performance and the demands of new employees and third party candidates for a particular position and then typically tests the results from these factors against competitive compensation data, if available, and the salaries of our other executives. In making base salary decisions, the Committee is mindful of the issues inherent in maintaining internal pay equity while also ensuring that our compensation program remains able to attract and retain qualified executives. As we are committed to the principles of pay-for-performance, the Committee generally targets base salary changes, a non-variable element of compensation, to be approximately at the market median of our peer group, although our Chief Executive Officer’s salary has been below the market median and our Chief Financial Officer’s salary has been slightly above the market median.

•	Annual Incentive Opportunity. During the first quarter of each year, the Committee establishes an annual cash incentive opportunity for each NEO. At that time, the Committee approves:

•	the overall company performance measures, goals and funding formulas for the year; and

•	any individual performance measures and goals for each NEO for the year; and

•	the target annual incentive opportunity for each NEO.

We target annual incentive compensation opportunities to be competitive with market medians. Actual performance results can yield incentive compensation results that fall below or above market medians. Stated another way, the compensation program can yield higher than market median compensation for higher performance and lower than market median compensation for lower performance. We discuss the performance measures, goals and results for 2014 and the performance measures and goals for 2015 later in this Compensation Discussion and Analysis.

•	Long-Term Incentives. The long-term incentive element of our compensation program is structured to:

•	motivate and reward the NEOs for performance aimed at increasing shareholder value over periods longer than one year;

•	link executives’ interests with those of shareholders;

•	retain executives over the longer term; and

•	provide incentives to achieve our performance goals, as the amount of the performance-based restricted stock unit portion of these awards is expected to vary based on the achievement of our performance goals.

•	Retirement Benefits. We provide retirement benefits to attract and retain employees and to encourage employees to save money for their retirement.

Our 2014 Omnibus Incentive Plan authorizes multiple types of awards, and performance-based restricted stock units and non-qualified stock options are expected to be used as our long-term incentive and retention vehicle. Performance-based restricted stock units result in the issuance of stock and cash if performance goals are met.

During the first quarter of 2014, the Committee established a target dollar amount of the annual and long-term incentive opportunity for each participating employee for 2014 equity incentives, which was expressed as a percent of base salary and was intended to represent an increase in the long-term incentive opportunities for our employees to move their total pay opportunities closer to the market median, recognizing that most of their pay opportunities will be based on our performance and stock price performance. The value was divided evenly between performance-based restricted stock units and non-qualified stock options. The number of underlying shares for each award was computed based on a Black-Scholes valuation for options and based on the market price for performance-based restricted stock units and proportionately reducing the resulting numbers of underlying shares so that equity grants to all long-term plan participants (including a reserve for unfilled positions) settled in shares, other than our independent directors, would not use more than 500,000 shares a year, although, in part because there were no restricted stock unit grants in 2014 and Mr. Mosingo was added as a new participant to receive these awards, the shares issuable under the 2014 Equity Incentive Plan equity-incentive awards made in 2015 exceeded 500,000 shares. Due primarily to the transition in our leadership in 2014, we did not grant non-qualified stock options in 2014 until December 2014, and because of the transition in our leadership in 2014 and our falling stock price, we deferred awarding the performance-based restricted stock units until 2015. The 2014 and 2015 awards to the NEOs are discussed later in this Compensation Discussion and Analysis.

Peer Group Comparisons

We decided not to increase salaries or target annual incentive opportunities for our NEOs in 2014 (except that effective July 1, 2014, Ms. Stipp’s salary was increased by 3%, primarily reflecting a cost of living increase), although we did intend to increase the long-term incentive opportunities for our named executive officers to move their total pay opportunities closer to market medians.

To prepare for 2014 and 2015 pay determinations, we used a peer group of companies to determine a range of competitive compensation practices for our NEOs and certain other key executives. We had the Committee’s advisor update the peer group analysis in the third quarter of 2013 so the Committee could make recommendations regarding 2014 and 2015 base salaries and target annual and long-term incentive opportunities in the fourth quarter of the year or the first quarter of the following year. The Committee’s compensation consultant did a proxy analysis of the compensation of top officers at U.S.-based, publicly-traded industrial machinery companies with annual revenues ranging from approximately 50% to 200% of our 2012 net revenues, using the most recent data reported in these companies’ proxy statements. The 23 companies in the proxy analysis peer group, in descending order of revenues, were Actuant Corp., Watts Water Technologies Inc., Nordson Corporation, TriMas Corp., Barnes Group Inc., EnPro Industries Inc., CLARCOR Inc., Middleby Corp., Mueller Water Products Inc., Chart Industries Inc., Graco Inc., Blount International Inc., John Bean Technologies Corp, Circor International Inc., Albany International Corp., Tennant Co., Altra Holdings Inc., ESCO Technologies Inc., Standex International Corp., Columbus Mckinnon Corp., Foster (LB) Co., Xerium Technologies Inc., and Kaydon Corp. The revenues of the proxy analysis peer group companies for the most recently completed fiscal year end at the time of the July 2013 market analysis ranged from $475 million to $1.6 billion, with a median of $928 million. Tecumseh’s revenues for 2012 were $855 million.

While these peer group companies do not represent a perfect match for us in terms of products manufactured, the nature and size of their businesses place them in competition with us for executive and managerial talent. These are companies to which we could lose people and from which we could recruit people. We use the peer group data to determine competitive total compensation levels for base salary, annual incentives and long-term incentives. We review this data in making decisions on each of these elements of compensation for each executive, but we do not rigidly apply the competitive data in any way. In making compensation decisions for our executives, we consider company performance, individual performance and potential, prevailing market conditions (including compensation demands of third-party candidates for open positions) and the competitive compensation data. We do not, however, formally tie any specific elements of compensation to a benchmark.

2014 Salaries

In view of then current economic conditions and uncertainty, our performance and financial condition, and Mr. Connor’s recommendations, in early 2014, we did not increase Mr. Connor’s or Ms. Stipp’s base salary for

2014, which salaries had been the same since 2011. These salaries were negotiated in connection with Mr. Connor’s appointment as our President and Chief Executive Officer in July 2011 and Ms. Stipp’s employment letter in October 2011 when she first joined the Company. Effective July 1, 2014, however, Ms. Stipp’s base salary was increased three percent to $360,500.00, reflecting a cost of living increase. When Mr. Mosingo became our Executive Vice President Operations, we agreed to pay him an annual base salary of $375,000 (and we did not increase it when he became an executive officer) and a signing bonus of $50,000, and when Mr. Popov became our Chief Restructuring Officer , we agreed to pay him an annual base salary of $400,000. Both of these base salary amounts and Mr. Mosingo’s signing bonus were based on negotiations with the applicable officer when we were trying to get him to work for us and based on the relation of his salary to those of our other executive officers. When Mr. Karp became our interim President and Chief Executive Officer, we agreed to pay him the same $500,000 base salary that Mr. Connor had been receiving, plus a $100,000 signing bonus, plus a continuation of the $60,000 a year retainer he had been receiving as a director of the Company, plus $75,000 of restricted stock units like those awarded to the outside directors at the time Mr. Karp became our interim President and Chief Executive Officer. We did not increase the salary when the “interim” was removed from his title, but we did pay him another $100,000 signing bonus and discontinued his $60,000 a year retainer payments. These base salary, retainer and restricted stock unit amounts and signing bonuses were based on negotiation s with Mr. Karp when we were trying to get him to work for us and based on the relation of his salary to those of our other executive officers and his lost director compensation when he agreed to become our interim President and Chief Executive Officer.

2014 Annual Cash Incentives

In 2014, our NEOs had the opportunity to earn annual cash incentives based on performance during the year. In the first quarter of 2014, the Compensation Committee established a target incentive for each participating employee, expressed as a percentage of his or her salary. We use a target incentive approach because it is a formal, goals-oriented method of determining incentives that is responsive to changing internal and external business conditions from year to year.

To make our annual cash incentives reflect our performance during 2014, the actual amount earned was determined based on meeting at least 80% of our EBITDA target of approximately $27.5 million, which would have been an improvement over 2013. If the approximately $22.0 million threshold EBITDA was not met, no amounts would be earned under these annual cash incentives. If the threshold EBITDA was met, the actual amount earned was based on our actual Free Cash Flow compared to our target Free Cash Flow of approximately $2.8 million, which would have been an improvement over 2013. If less than 80% of our target Free Cash Flow is met, the actual amount earned would be zero. Reaching 80% of the target Free Cash Flow produces a threshold payout of 50% of the target incentive opportunity; reaching 100% of the target Free Cash Flow produces a payout of 100% of the target incentive opportunity; and reaching 120% of the target Free Cash Flow produces a maximum payout of 150% of the target incentive opportunity. Straight-line interpolation is used to determine the performance-payout relationship between the threshold and the maximum. In adopting these performance measures, the Committee sought to ensure that the NEOs would be focused on maximizing our EBITDA and Free Cash Flow.

The Compensation Committee had negative discretion to reduce by up to 50% the cash otherwise payable upon settlement of these annual cash incentives in the exercise of its sole discretion based on its subjective evaluation of the participating employee’s individual performance and the Company’s performance in achieving certain specific objectives during 2014 established by the Compensation Committee relating to sales, global manufacturing rationalization, liquidity and financing, continuing implementation of our product revitalization plans, labor negotiations, and expansion of our customer base and any non-recurring factors affecting EBITDA or Free Cash Flow. The Compensation Committee was to exercise its negative discretion on the date between January 1, 2015 and March 1, 2015 that the Compensation Committee determined whether the performance goals for 2014 had been met (the “2014 Determination Date”).

“EBITDA” means our 2014 fiscal year income (loss) from operations before interest, taxes, depreciation and amortization. EBITDA is determined to the nearest dollar.

“Free Cash Flow” means cash provided by or used in operating activities determined from our Consolidated Statements of Cash Flows for the year ending December 31, 2014 in the Cash Flows from Operating Activities section in accordance with United States Generally Accepted Accounting Principles, minus our 2014 capital expenditures determined from our Consolidated Statements of Cash Flows for the year ending December 31, 2014 in the Cash Flows from Investing Activities section in accordance with United States Generally Accepted Accounting Principles. Free Cash Flow was determined to the nearest dollar.

For 2014, the Compensation Committee established a target incentive opportunity for each participating employee under each annual cash incentive award, expressed as a percentage of his or her salary and that is the same as the percentage of salary used in 2013 and 2012, with the exception of Igor Popov who was not employed during those years and Harold Karp, whose target is the same as Jim Connor’s target was, except that Mr. Karp’s annual cash incentive award is prorated starting June 27, 2014. The 2014 target percentages for annual cash incentives for our NEOs are:

Executive Officer	Target Incentive
James J. Connor/Harold M. Karp*	80% of salary (prorated)
Jerry L. Mosingo	65% of salary
Igor Popov	70% of salary
Janice E. Stipp	65% of salary

*	Mr. Connor resigned effective June 27, 2014 and waived his right under his award, and Mr. Karp became eligible to participate at Mr. Connor’s target incentive rate, but at an amount prorated from his June 27, 2014 start date.

The following table illustrates the potential award amounts as a percentage of the target incentive for the threshold, target and maximum payouts:

Free Cash Flow	Maximum Percentage*
Below Threshold (approximately $2.24 million)	0%
Threshold (approximately $2.24 million; 80% of Target Goal)	50%
Target (approximately $2.8 million; 100% of Target Goal)	100%
Maximum (approximately $3.36 million; 120% of Target Goal)	150%

*	Subject to the Committee’s negative discretion as to 50% of the amount earned as otherwise determined.

If the EBITDA and Free Cash Flow thresholds were met, the cash incentive would equal (1) the participant’s salary, (2) multiplied by the participant’s target incentive percentage, and (3) then multiplied by a percentage between 50% and 150% (0% if the Free Cash Flow threshold was not met) based on the actual Free Cash Flow compared to the target Free Cash Flow, all subject to the Compensation Committee’s negative discretion.

The Compensation Committee determined that actual EBITDA for 2014 was $4.0 million, so no payout was earned for the annual cash incentive opportunity for 2014. The table below provides information about our actual 2014 EBITDA and the resulting percentages:

Actual EBITDA	Actual Percent
$4.0 million	0%

The 2014 target incentive percentages for our executive officers (other than Mr. Connor, who did not participate in the plan in 2014 due to his resignation effective June 27, 2014) and their actual cash incentive allocated to them for 2014 were:

Executive Officer	Target Incentive Percent	Actual Based on EBITDA
Harold M. Karp	80% of salary (prorated)	$0
Jerry L. Mosingo	65% of salary	$0
Igor Popov	70% of salary	$0
Janice E. Stipp	65% of salary	$0

We do not have a policy regarding adjustment of annual cash incentive payments if the relevant performance measures upon which they are based are restated or otherwise adjusted in a manner that would reduce the size of the payment, except as provided in Section 3(b) of the 2014 Omnibus Incentive Plan, but we have not had such a restatement or adjustment. Section 3(b) of our 2014 Omnibus Incentive Plan provides that unless otherwise provided in an award agreement for a particular year, we retain the right to cause a forfeiture of any award, or the gain realized by a participant in connection with an award, on account of actions taken by the participant in violation or breach of or in conflict with any policy of or agreement with us or our affiliates, or as otherwise permitted by applicable laws and regulations, including the Sarbanes-Oxley Act and the Dodd-Frank Wall Street Reform and Consumer Protection Act.

2014 Equity-Based Awards

We intended to increase the long-term incentive opportunities for our named executive officers to move their total pay opportunities closer to market medians, recognizing that most of their pay opportunities are based on our performance and our stock price performance. We expected to award performance-based restricted stock units and non-qualified stock options to our named executive officers (other than Mr. Mosingo) under our 2014 Omnibus Incentive Plan. The performance-based restricted stock unit awards were to be settled in common shares (as granted in 2015, to be settled 75% in common shares and 25% in cash) if performance goals for 2017 based on our business plan was achieved and the shares issued after the performance goal is achieved would not be subject to further vesting requirements. If the performance goal was not achieved, the awards would have been forfeited.

The common shares (and now cash) issuable under the performance-based restricted stock units awards would have been issuable, if the performance was achieved, on the date between January 1, 2017 and March 15, 2017 (as granted in 2015, deferred to 2018) that is after the Compensation Committee determined that the 2017 performance goals had been met. Compared to our use of phantom performance shares previously, the performance-based restricted stock units are earned based only on achievement of corporate performance goals, the incentive continues after vesting while the participant holds the shares, which further facilitates retention of executive talent and preserves our cash. In addition, if dividends are paid on the Common Shares underlying performance-based restricted stock units, the shares underlying the performance-based restricted stock unit shall be increased by a number of additional common shares having a corresponding value based on the then current market value of the common shares at the time the dividend is paid. Because of the transition in our leadership in 2014, however, we deferred awarding the performance-based restricted stock units until 2015.

Nonetheless, our Compensation Committee established a fixed number of underlying shares as the preliminary target incentive for each participating employee for both non-qualified stock options and restricted stock units. As noted above, the Committee determined to increase the total target value of equity incentives as a percentage of salary from the levels used in 2013 and 2012. The number of underlying shares was computed based on (i) a target dollar amount of long-term incentives as a percentage of salary for each expected participant, (ii) allocating fifty percent of the target value of the target long-term equity incentives to performance-based restricted stock units and fifty percent as non-qualified stock options, (iii) determining the number of shares underlying performance-based restricted stock units based on the market price of the shares and the number of shares underlying non-qualified stock options based on a Black-Scholes valuation of the options assuming they were exercisable at that market price, and (iv) proportionately reducing the resulting numbers of underlying shares so that equity grants to all long-term incentive plan participants, other than our independent directors, would not use more than 500,000 shares per year, although, in part because there were no restricted stock unit grants in 2014 and Mr. Mosingo was added as a new participant to receive these awards, the shares issuable under the 2014 Equity Incentive Plan equity-incentive awards made in 2015 exceeded 500,000 shares. As a result of two potential additional participants, the Compensation Committee determined that the performance-based restricted stock units should be settled 75% in common shares and 25% in cash, to keep the equity issuance under these awards to no more than 500,000 shares per year, although, in part because there were no restricted stock unit grants in 2014 and Mr. Mosingo was added as a new participant to receive these awards, the shares issuable under the 2014 Equity Incentive Plan equity-incentive awards made in 2015 exceeded 500,000 shares. We determined to use a fixed number of shares each year to limit the number of shares subject to these awards (and the resulting dilution to existing shareholders), which will make the target value of the award each year vary with the market price of our shares.

We then granted the number of non-qualified stock options as so determined, including to Messrs. Karp and Popov and Ms. Stipp. Also, we awarded a cash payment of $150,000 to Ms. Stipp because her employment letter provides that she is eligible for a target performance opportunity to earn 150% of her base salary each year that she is employed by us. Because of our low stock price, decision to defer the award of restricted stock units to 2015 and decision to keep the non-qualified stock option awards consistent among our officers, Ms. Stipp’s annual cash incentive award and non-qualified stock options did not give her the opportunity to earn 150% of her base salary. Therefore, we authorized the cash payment in exchange for her waiver of this provision in her agreement for 2014. Mr. Popov’s agreement also required a waiver (which he provided on April 29, 2015 in connection with awards made in April 2015) of the requirements regarding the terms and amount of Mr. Popov’s non-qualified stock options and performance-based restricted stock units in 2014. Mr. Mosingo’s agreement also required modification or a waiver (which he provided on April 29, 2015 in connection with awards made in April 2015) of the requirement in his employment letter that he receive 62,500 cash-settled, performance-based phantom shares in 2014.

Non-qualified stock options also align our NEOs interests with those of our shareholders because they provide no compensation unless our share price increases after the grant date (since they are granted with fair market value exercise prices on the date they are awarded). The stock options awarded in 2014 have a ten-year term and vest over three years, with one-third vesting on each of the first three anniversaries of the grant date. Unlike the stock appreciation rights we awarded prior to 2011, the stock options awarded in 2014 continue to provide an incentive to increase share prices even after exercise while the NEO holds the shares acquired upon exercise, because the 2014 stock options are exercisable for shares, not settled in cash as was the case with our previous stock appreciation rights.

The 2014 target long-term incentive percentages for performance-based restricted stock units and non-qualified stock option awards for our current executive officers used in the calculations described above were as follows, and the resulting calculations of the shares underlying non-qualified stock option and performance-based restricted stock units to be awarded to our NEOs (other than Mr. Mosingo, whose employment letter currently provides for a cash-settled, performance based phantom share grant instead, and other than Mr. Connor, who resigned before any awards were made) are as follows:

Executive Officer	Target Incentive	Non-Qualified Stock Options	Performance-based Restricted Stock Units*
Harold M. Karp	275% of salary	106,292	69,090	**
Igor Popov	250% of salary	77,304	50,247
Janice E. Stipp	150% of salary	40,584	26,380

*	As noted above, the awards of performance-based restricted stock units were deferred to 2015 and included 53,465, 50,247, 28,264 and 53,833 restricted stock units granted to Messrs, Karp, Popov and Mosingo and Ms. Stipp, respectively.
**	Mr. Karp also received an award of 1,742.0690 deferred stock units under our Outside Directors’ Deferred Stock Unit Plan when he became a director in January 2014. He also received an award of 15,625 restricted stock units under our 2014 Omnibus Incentive Plan on the date he became our interim President and Chief Executive Officer, which was the same date our other directors received restricted stock units as part of their annual retainers and which was on the same terms, replacing the portion of the retainer for serving as a non-employee director that Mr. Karp lost by assuming the role as our interim President and Chief Executive Officer. The 15,625 restricted stock unit award reduced the 2015 award of performance-based restricted stock units to Mr. Karp.

We have also adopted a share retention policy requiring NEOs to continue to hold 50% of the shares received under these awards, net of any shares used to pay any exercise prices or taxes related to these awards, until they meet their share ownership guidelines. The policy’s guidelines provide for target levels of ownership of our shares with a market value of five times the CEO’s base salary, four times the Chief Restructuring Officer’s base salary, three times the CFO’s base salary and one times the Executive Vice President Operations’ base salary. This policy further aligns our NEOs interests with those of our shareholders and extends the incentive these awards provide.

We do not have a policy regarding adjustment of performance-based restricted stock unit payments if the relevant performance measures upon which they are based are restated or otherwise adjusted in a manner that would reduce the size of the payment, except as provided in Section 3(b) of the 2014 Omnibus Incentive Plan, but we have not had such a restatement or adjustment. Section 3(b) of our 2014 Omnibus Incentive Plan provides that unless otherwise provided in an award agreement for a particular year, we retain the right to cause a forfeiture of any award, or the gain realized by a participant in connection with an award, on account of actions taken by the participant in violation or breach of or in conflict with any policy of or agreement with us or our affiliates, or as otherwise permitted by applicable laws and regulations, including the Sarbanes-Oxley Act and the Dodd-Frank Wall Street Reform and Consumer Protection Act.

In addition, Section 9.7 of our Long-Term Incentive Cash Award Plan, under which awards prior to the adoption of our 2014 Omnibus Incentive Plan were made, provides that if our reported financial or operating results for one or more fiscal years become subject to a material negative restatement, our Board may require any current or former executive officer to repay us the amounts paid that would not have been paid if our results for the applicable year had been as subsequently restated. This right applies for five years after the date the amount was originally paid. This section applies to our previous Performance Awards and our performance Phantom Share awards.

In addition, our Chief Executive and Chief Financial Officers, who are required to make certifications regarding our financial statements filed in SEC reports, are subject to provisions of the Sarbanes-Oxley Act requiring reimbursement of any bonus or other incentive-based or equity-based compensation received during the 12 months following the issuance of financial statements that are later required to be restated due to our material noncompliance as a result of misconduct.

Retirement Benefits

Our NEOs participate in our Retirement Savings Plan (a 401(k) plan) on the same basis as other salaried employees. The Compensation Committee considers the value of benefits under these plans when determining other compensation.

We also have employment letters with each of our named executive officers, two of which (Mr. Karp’s and Mr. Popov’s) provide for termination benefits and one of which (Mr. Karp’s) provides for benefits upon a termination as a result of a change in control (but not just because a change in control occurs). See “Potential Payments Upon Termination or Change in Control” below for a description of these provisions. We also entered into Change in Control Compensation Agreements with each of our named executive officers in 2015. These agreements were entered into as a result of arm’s length negotiations and because they were necessary to attract these officers and retain them, provide them with specified minimum salaries and severance benefits. We believe that the change in control severance provision in Mr. Karp’s employment letter and in the Change in Control Compensation Agreements create an incentive for our named executive officers to engage in transactions in which we may be acquired in the future that may be beneficial to our shareholders, despite the risk of losing their employment. These benefits are also intended to encourage our named executive officers to remain employed through any transition period relating to a change in control. If the named executive officers resign without good reason, they get no severance under the agreements. These provisions also encourage executives to stay with us even though they might have other job alternatives that may appear to them to be less risky without these arrangements. The change in control severance provisions are “double trigger”, meaning that both a change in control and termination of employment by us without cause or by the executive with good reason must occur before severance is payable. Such an arrangement may also be more attractive to potential buyers, who may want to retain our executives or at least not pay them severance if they quit.

2015 Executive Compensation Arrangements

For 2015, in view of current economic conditions and uncertainty, our performance and financial condition, the fact that three of our four executive officers have joined us since the beginning of 2014, and Mr. Karp’s recommendations, management recommended, and the Committee agreed, the salaries of our executive officers in effect at December 31, 2014 would continue in 2015, except for an increase in Janice Stipp’s salary effective April 1, 2015 to $380,000, as a result the Committee’s subject review of her performance in her job, as well as her service to the Company since October 2011 without a salary increase, except for a 3% cost of living increase in 2014.

For 2015, we determined to continue to provide a similar annual cash incentive to our executives, including our current NEOs under the 2014 Omnibus Incentive Plan. The awards for 2015 include the same target incentive percentages for our NEOs, the same Free Cash Flow performance measure, an EBITDAR performance measure (similar to the EBITDA threshold used in 2014, except that it excludes impairments, restructuring charges and other items from the calculation, and the same negative discretion in the Compensation Committee as in 2014, except that the Committee’s subjective evaluation of the participating employee’s individual performance and the Company’s performance in achieving specific objectives during 2015 established by the Compensation Committee relate to sales, global manufacturing rationalization, liquidity, financing, continuing implementation of product revitalization plans, labor negotiations, and expansion of our customer base, as well as non-recurring factors affecting EBITDAR or Free Cash Flow.

On April 29, 2015, our Compensation Committee granted non-qualified stock options under our 2014 Omnibus Incentive Plan to our named executive officers to purchase the following number of our common shares at $3.32 per share (the closing sale price of our common shares on April 29, 2015):

Executive Officer	Option Shares
Harold M. Karp	106,292
Jerry L. Mosingo	43,483
Igor Popov	77,304
Janice E. Stipp	82,820

The options expire after 10 years and vest in one-third cumulative annual installments beginning April 29, 2016. Upon termination of the participant’s employment, the unvested portion of the option terminates and the vested portion expires (i) 90 days after termination for any reason other than death, disability, retirement or termination by us for cause, (ii) one year after termination due to death, disability or retirement, and (iii) upon termination by us for cause.

Also on April 29, 2015, our Compensation Committee granted performance restricted stock units under our 2014 Omnibus Incentive Plan to our named executive officers covering the following number of performance restricted stock units:

Executive Officer	Restricted Stock Units
Harold M. Karp	53,465
Jerry L. Mosingo	28,264
Igor Popov	50,247
Janice E. Stipp	53,833

Each performance restricted stock unit represents the right to receive the value of one of our common shares (settled 75% in common shares and 25% in cash), upon vesting, the determination of the performance restricted stock units earned and the satisfaction of any required withholding obligation. The number of restricted stock units earned is based on meeting at least 50% of our 2017 fully diluted net income per share (“EPS”) goal of $3.00 per share. If the 2017 EPS is less than $1.50 per share, no amounts will be earned under the performance restricted stock unit awards. If the 2017 EPS is at least $1.50 per share, then 50% of the initial performance restricted stock units will be earned plus an additional 1.00% for every $0.03 per share that 2017 EPS exceeds $1.50 per share (using linear interpolation for earnings per share that are not exactly in increments of $0.03 per share) up to a maximum 2017 EPS of our target $3.00 per share (i.e., a maximum of 100% of the initial performance restricted stock units).

The Compensation Committee will determine the actual 2017 EPS on a date between January 1, 2018 and March 1, 2018 (the “2018 Determination Date”). The performance restricted stock units vest and become deliverable on the 2018 Determination Date, if the participant is employed by us on that date. Certificates for the common shares and payment of the cash earned, if any, will be delivered after the 2018 Determination Date and on or before March 15, 2018. At that time we will pay the participant, (i) 75% of the earned and vested restricted stock units subject to the award, if any, rounded down to the nearest whole common share, by delivery of a certificate or equivalent for our common shares equal to 75% of the number of earned and vested restricted stock units, and (ii) the balance of the earned and vested restricted stock units, if any, in a single lump sum in cash.

In the Compensation Committee’s discretion, a pro rata portion of the initial restricted stock units may also vest upon the participant’s death, disability or retirement; provided, however, the participant was employed by us on the day preceding the participant’s death, disability or retirement. The prorated amount would be based on the number of days of the participant’s employment during the three years ended December 31, 2017.

If the Company declares a cash dividend on its common shares with a record date prior to the 2018 Determination Date, the initial performance restricted stock units covered by an award shall be increased by additional performance restricted stock units equal to that cash that would have been paid on the existing performance restricted stock units subject to the award if the underlying common shares had been outstanding divided by the fair market value of a common share on the date the cash dividend was paid, rounded down to the next whole number of performance restricted stock units.

Also on April 29, 2015, our Compensation Committee recommended and our Board approved amendments to our employment letters with Jerry L. Mosingo and Igor Popov. Mr. Mosingo’s employment letter provided for a proposed award to him of 62,500 performance-based phantom shares that were never awarded. After the Compensation Committee’s review of Mr. Mosingo’s performance to date, it recommended and our Board and Mr. Mosingo approved revisions to Mr. Mosingo’s employment letter. We and Mr. Mosingo agreed to delete the requirement to award 62,500 performance-based phantom shares from his employment letter, in exchange for a cash payment of $87,500 and his eligibility to participate in the 2015 stock option and performance restricted stock unit awards described above.

Mr. Popov’s employment letter provided him with an opportunity to participate in long-term incentive opportunities in 2014 and 2015. Because of our low stock price, decision not to award restricted stock units in

2014, decision to keep non-qualified stock options and performance-based restricted stock unit awards consistent among the officers and changes to the proposed terms of the awards, the terms and amounts of Mr. Popov’s actual 2014 option award and proposed 2015 option and performance-based restricted stock unit award differed from the terms and amounts provided in his employment letter. As a result, the Compensation Committee recommended and the Board approved and Mr. Popov agreed to revise Mr. Popov’s employment letter to waive the terms and amounts of the long-term incentives described in Mr. Popov’s employment letter for 2014 and 2015 in exchange for the grants of options and performance-based restricted stock units described above in 2015.

Also on April 29, 2015, our Compensation Committee granted restricted stock units under our 2014 Omnibus Incentive Plan to our directors who are not also officers. For 2015, the non-employee directors receiving these awards are Stephanie H. Boyse, Gary L. Cowger, Mitchell I. Quain, Robert E. Rossiter, Terence C. Seikel and Douglas M. Suliman, Jr., each of whom received an outside director restricted stock unit award effective April 29, 2015 covering the following number of restricted stock units:

Outside Director	Restricted Stock Units
Stephanie H. Boyse	10,736
Gary L. Cowger	10,736
Mitchell I. Quain	10,736
Robert E. Rossiter	10,736
Terence C. Seikel	10,736
Douglas M. Suliman, Jr.	10,736

In light of our low stock price and limited remaining shares for this type of grant under the 2014 Omnibus Incentive Plan, (i) our Chairman of the Board, Gary L. Cowger, agreed to forego the additional $75,000 of restricted stock units payable to him under our standard compensation arrangements for outside directors as part of his annual retainer for serving as our Chairman of the Board, and (ii) all of our outside directors agreed to share equally the remaining shares available for this type of grant over the next two years as full payment for the $75,000 of restricted stock units payable to them under our standard compensation arrangements for outside directors as part of their annual retainer for serving on our board. By agreeing to this change, it resulted in the outside directors receiving $35,643.52 worth of restricted stock units valued at the April 29, 2015 closing sale price, instead of the $75,000 provided under our standard compensation arrangements for outside directors.

The restricted stock units subject to these awards vest and become deliverable on the last Wednesday in April that follows the date of the awards (April 27, 2016 for these awards), immediately before the annual meeting of shareholders if it is held on that date, provided that the participant is serving as one of our directors on that date. In the Compensation Committee’s discretion, a pro rata portion of the restricted stock units subject to these awards will vest upon termination of the participant’s service as a director of the Company, based on the number of days the participant served as a director during the original vesting period. In addition, the restricted stock units subject to these awards will vest upon a Change in Control (as defined in the 2014 Omnibus Incentive Plan) where no Alternative Award (as defined in the 2014 Omnibus Incentive Plan) is issued to the participant; provided the participant was serving as one of our directors within the 30-day period preceding the occurrence of the Change in Control.

Within 14 days of the date the restricted stock units vest, we will pay the participant, (i) 75% of the vested restricted stock units subject to the award, if any, rounded down to the nearest whole common share, by delivery of a certificate or equivalent for our common shares equal to 75% of the number of vested restricted stock units, and (ii) the balance of the vested restricted stock units, if any, in a single lump sum in cash. In the event of a Change in Control where no Alternative Award is issued to the participant, the payments will be made within 30 days of the Change in Control.

If we declare a cash dividend on our common shares with a record date prior to the vesting date or, if applicable, prior the occurrence of a Change in Control, the restricted stock units covered by an award shall be increased by additional restricted stock units equal to that cash that would have been paid on the existing restricted stock units subject to the award if the underlying common shares had been outstanding divided by the fair market value of a common share on the date the cash dividend was paid, rounded down to the next whole number of restricted stock units.

Treatment in Merger

For a description of the treatment of the shares, annual cash incentives, stock options, restricted stock units, phantom shares and deferred stock units in the Merger, see “Item 3 Past Contacts, Transactions, Negotiations and Agreements—Arrangements between the Company and its Executive Officers, Directors and Affiliates—Effect of the Merger on Company Shares and Equity Awards, “Arrangements between the Company and its Executive Officers, Directors and Affiliates—Compensation Arrangements Entered Into in Connection with the Merger—Change in Control Compensation Agreements”, ” and “Arrangements between the Company and its Executive Officers, Directors and Affiliates—Executive Compensation Arrangements” in the Schedule 14D-9 filed by us on August 24, 2015.

Section 162(m) of the Internal Revenue Code

Section 162(m) of the Internal Revenue Code limits to $1 million per year the federal income tax deduction to public corporations for compensation paid for any fiscal year to the company’s Chief Executive Officer and each of the other NEOs unless the compensation meets specified requirements that render the compensation performance-based. While the Compensation Committee believes it is generally desirable to structure compensation plans and programs so as to qualify for the performance-based exemption from non-deductibility afforded under Section 162(m) (and shareholder approval in 2014 of the 2014 Omnibus Incentive Plan and its related material performance measures permits awards under that plan to satisfy one of the conditions to such performance-based exemption), the Committee retains the discretion to establish executive compensation arrangements that it believes are consistent with its principles described earlier, and in the best interests of our company and shareholders, even if those arrangements are not fully deductible under Section 162(m). We have net operating loss carryforwards and deductions currently just increase those carryforwards.

Summary Compensation Table

The following table sets forth information for the fiscal years ended December 31, 2014, 2013 and 2012 concerning compensation of (1) all individuals serving as our principal executive officer during the year ended December 31, 2014, (2) all individuals serving as our principal financial officer during 2014, (3) our other executive officers in 2014 who were serving as executive officers as of December 31, 2014 and whose total compensation exceeded $100,000, and (4) up to two additional individuals who were executive officers in 2014 and whose total compensation exceeded $100,000, but who were no longer serving as an executive officer as of December 31, 2014.

2014 SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($) (1)	Bonus ($) (2)	Stock Awards ($) (3)	Option Awards ($) (4)	Non-Equity Incentive Plan Compen- sation ($) (5)	Change in Pension Value and Non- qualified Deferred Compen- sation Earnings ($) (6)	All Other Compensation ($) (7)	Total ($)
Harold M. Karp (8)	2014	253,846	245,000	90,374	160,501	0	0	22,574	772,295
President and Chief Executive Officer

Jerry L. Mosingo (9)	2014	350,962	50,000	0	0	0	0	7,800	408,762
Executive Vice President Operations

Igor Popov (10)	2014	333,333	0	0	116,729	0	0	104,883	554,945
Chief Restructuring Officer

Janice E. Stipp	2014	355,250	150,000	0	61,282	0	0	7,800	574,332
Executive Vice President, Chief Financial Officer Secretary and Treasurer	2013 2012	350,000 350,000	0 0	341,250 341,250	0 0	28,438 227,500	0 0	20,400 20,000	740,088 938,750

James J. Connor (11)	2014	250,000	0	0	0	0	1,463	865,730	1,117,193
Former President, Chief	2013	500,000	0	600,000	0	50,000	25,626	20,400	1,196,026
Executive Officer and Secretary	2012	500,000	0	600,000	0	400,000	27,953	20,000	1,547,953

(1)	Salary includes any amounts deferred at the officer’s election and contributed on his behalf to our Retirement Savings Plan (a 401(k) plan). The salary for Ms. Stipp has been increased to $380,000 effective April 1, 2015.
(2)	Bonus includes $200,000 for Mr. Karp and $50,000 for Mr. Mosingo paid as signing bonuses for 2014. Bonus also includes $150,000 for Ms. Stipp in exchange for a waiver for 2014 of an incentive compensation provision in her employment letter. Bonus also includes $45,000 of cash retainer fees payable to Mr. Karp as a non-employee director and continuing while he was our interim President and Chief Executive Officer, June 27, 2014 until September 18, 2014.
(3)

For Mr. Karp in 2014, the amount represents the grant date fair value with respect to restricted stock units, settleable 25% in cash and 75% in common shares, awarded under our 2014 Omnibus Incentive Plan at the same time similar awards were made to our non-employee directors and deferred stock units awarded, settleable in cash, awarded under our Outside Directors Deferred Stock Unit Plan. See Note 10 of the Notes to Consolidated Financial Statements in our 2014 Annual Report on Form 10 K for assumptions made in valuing restricted stock units and deferred stock units. For Ms. Stipp and Mr. Connor in 2013 and 2012, the amount represents the grant date fair value with respect to performance phantom shares, settleable only in cash, awarded under our Long-Term Cash Incentive Plan. See Note 10 of the Notes to Consolidated Financial Statements in our 2014 Annual Report on Form 10-K for assumptions made in valuing performance phantom shares. The value of performance phantom shares granted to our NEOs in 2013 at the grant date assuming that the highest level of performance conditions will be achieved was as follows: Mr. Connor—$750,000; and Ms. Stipp—$426,562.50. Because actual Adjusted ROC was less than 80% of the Adjusted ROC target and the Compensation Committee exercised its discretion to award a 25% discretionary portion of the performance phantom share awards, these awards for 2013 were at 12.5% of the target level, which was lower than the amount shown in the Summary Compensation Table, based on the grant date share price.
(4)	Amount represents the grant date fair value with respect to non-qualified stock options awarded under our 2014 Omnibus Incentive Plan. See Note 10 of the Notes to Consolidated Financial Statements in our 2014 Annual Report on Form 10-K for assumptions made in valuing non-qualified stock options. Mr. Mosingo’s employment letter entitled him to an award of 62,500 performance phantom shares equivalent to 150% of his base salary ($562,500), but they were not awarded in 2014. Mr. Mosingo’s agreement required modification or waiver (which he provided on April 29, 2015 in connection with awards made in April 2015) of this requirement in his employment letter. Mr. Popov’s employment letter entitled him to an award of 80,728 non-qualified stock options and 46,822 performance-based restricted stock units in 2014. Mr. Popov’s agreement also required a waiver (which he provided on April 29, 2015 in connection with awards made in April 2015) of the requirements regarding the terms and amounts of Mr. Popov’s non-qualified stock options and performance-based restricted stock units in 2014.
(5)	Non-equity incentive plan compensation for 2014 consists of cash Performance Unit Awards under our 2014 Omnibus Incentive Plan.
(6)	The material assumptions we used in computing the changes in pension value shown in the Summary Compensation Table are listed after the Pension Benefits Table below.
(7)	Amounts include our required contribution to the Retirement Savings Plan: Mr. Karp—$,4560; Mr. Mosingo—$7,800; Mr. Popov—$7,800; Ms. Stipp—$7,800; and Mr. Connor—$7,800. Also, for Mr. Karp, the amounts include $3,564 for reimbursement for relocation expenses related to moving to Michigan, including the costs of purchasing, carrying and selling his Huntsville, Alabama home in 2014, $7,500 for reimbursement for apartment rental in close proximity to our headquarters until he finds a home in Michigan, and $6,950.25 for reimbursement for weekly, round-trip travel on weekends for himself, or for his wife to visit Ann Arbor, Michigan. Amounts for Mr. Popov, the amounts include $84,045.45 for reimbursement for relocation expenses related to moving to Michigan, including the cost of selling his Hingham, Massachusetts home in 2014, $5,857.22 for reimbursement for temporary lodging until he found a home in Michigan, and $7,180.28 for reimbursement for home visits. Amounts for Mr. Connor also include (i) $835,000 payable to Mr. Connor over 20 months under his General Release of All Claims and Standstill Agreement in connection with his resignation, (ii) $22,930 for our payment of COBRA premiums, including any administrative fees, paid on a monthly basis for 18 months after Mr. Connor’s resignation or until he obtains full-time employment. See “Additional Information About Summary Compensation Table and 2014 Grants of Plan Based Awards—Mr. Connor’s General Release of All Claims and Standstill Agreement.”
(8)	Mr. Karp became one of our directors effective January 23, 2014, our interim President and Chief Executive Officer effective June 27, 2014 and our President and Chief Executive Officer effective September 18, 2014.
(9)	Mr. Mosingo became our Executive Vice President Operations effective January 27, 2014 and an executive officer effective August 4, 2014.
(10)	Mr. Popov became our Chief Restructuring Officer effective March 1, 2014.
(11)

Mr. Connor resigned from all of his positions with us effective June 27, 2014. Mr. Connor received the phantom share award for 2013 and the non-equity incentive plan award of $50,000. He forfeited two-thirds of the 2013 phantom share awards, one-third of the 2012 phantom share awards and his stock appreciation rights when he resigned, but he received $835,000, plus payment of up to 18 months of COBRA payments and retention of his cell phone number under his General Release of All Claims and Standstill Agreement. See “Additional Information About Summary Compensation Table and 2014 Grants of Plan Based Awards—Mr. Connor’s General Release of All Claims and Standstill Agreement.”

Grants of Plan-Based Awards

This table provides information about each grant of an award made to our executive officers named in the Summary Compensation Table in 2014 under any plan:

2014 GRANTS OF PLAN-BASED AWARDS

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards (1)			All Other Stock, Awards: Number of Shares of Stock or Units (2)	All Other Option Awards: Number of Shares Securities Underlying Options (3)	Exercise or Base Price of Option Awards	Grant Date Fair Value of Stock and Option Awards
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	#	#	($/Sh)	($)
Harold M. Karp		$51,507	$206,027	$309,041	—	—	$—	$—
	01/23/14	$—	$—	$—	1,742.069	—	$—	$15,374
	06/27/14	$—	$—	$—	15,625	—	$—	$75,000
	12/05/14	$—	$—	$—	—	106,292	$3.06	$160,501

Jerry L. Mosingo		$60,938	$243,750	$365,625	—	—	$—	$—

Igor Popov		$70,000	$280,000	$420,000	—	—	$—	$—
	12/05/14	$—	$—	$—	—	77,304	$3.06	116,729

Janice E. Stipp		$56,875	$227,500	$341,250	—	—	$—	$—
	12/05/14	$—	$—	$—	—	40,584	$3.06	$61,282

James J. Connor		$100,000	$400,000	$600,000	—	—	$—	$—

(1)	Potential annual cash incentives our executives could have earned for 2014 under Performance Unit Awards granted under our 2014 Omnibus Incentive Plan. The threshold amounts assume that the Compensation Committee exercises its maximum negative discretion to reduce awards by 50%, and the target and maximum amounts assume no exercise of negative discretion by the Compensation Committee awards. The actual amounts they earned are reported in the Summary Compensation Table. See “Compensation Discussion and Analysis—2014 Cash Incentives” for a description of the material terms of the Performance Unit Awards granted in 2014. Mr. Connor did not receive any payment under his award because of his resignation, but he received $835,000, plus payment of his COBRA premiums for 18 months (or until he obtains full-time employment) under his General Release of All Claims and Standstill Agreement. See “Additional Information About Summary Compensation Table and 2014 Grants of Plan Based Awards—Mr. Connor’s General Release of All Claims and Standstill Agreement.” Mr. Karp’s annual cash incentive is prorated from June 27, 2014, the day he became our interim President and Chief Executive Officer.
(2)	Deferred stock units awarded to Mr. Karp on January 23, 2014, settleable in cash upon termination of his service as a director (assuming the director’s service is not terminated for any “reason” as defined in the plan (generally, breach of policies, failure to perform duties, conviction of various crimes, embezzlement or materially injuring the company, its personnel or its property)), and were awarded under our Outside Directors Deferred Stock Unit Plan. Also, restricted stock units granted to Mr. Karp on June 27, 2014, vesting immediately before the annual meeting, settleable 25% in cash and 75% in common shares, and were awarded under our 2014 Omnibus Incentive Plan at the same time similar awards were made to our non-employee directors.

(3)	Non-qualified stock options granted to three of our four executive officers in December 2014. The non-qualified stock options vest in one-third cumulative annual increments beginning December 5, 2015. See “Compensation Discussion and Analysis—2014 Equity-Based Awards” for a description of the material terms of the non-qualified stock options awarded in 2014. Mr. Connor did not receive a 2014 award because of his resignation before the options were granted, but he received $835,000, plus payment of his COBRA premiums for 18 months (or until he obtains full-time employment) under his General Release of All Claims and Standstill Agreement. See “Additional Information About Summary Compensation Table and 2014 Grants of Plan Based Awards—Mr. Connor’s General Release of All Claims and Standstill Agreement.” Mr. Mosingo’s employment letter entitled him to an award of 62,500 performance phantom shares equivalent to 150% of his base salary ($562,500), but they were not awarded in 2014. Mr. Mosingo’s agreement required modification or waiver (which he provided on April 29, 2015 in connection with awards made in April 2015) of this requirement in his employment letter. Mr. Popov’s employment letter entitled him to an award of 80,728 non-qualified stock options and 46,822 performance-based restricted stock units in 2014. Mr. Popov’s agreement also required a waiver (which he provided on April 29, 2015 in connection with awards made in April 2015) of the requirements regarding the terms and amounts of Mr. Popov’s non-qualified stock options and performance-based restricted stock units in 2014.

Additional Information about the Summary Compensation Table and 2014 Grants of Plan-Based Awards

Shareholders should review the information in the Summary Compensation Table and the Grants of Plan-Based Awards Table, as well as the additional tables that follow, in conjunction with our Compensation Discussion and Analysis. The Compensation Discussion and Analysis provides detailed information about, and analysis of, our annual and long-term incentive plan compensation programs and compensation decisions for 2014 and includes a discussion of our compensation philosophy, objectives and policies that guide these decisions. In order to better understand the terms of our plans and programs under which the compensation shown in the Summary Compensation Table was earned, shareholders should also consider the additional information we provide below about arrangements with our executives.

Mr. Connor’s General Release of All Claims and Standstill Agreement

Effective June 27, 2014, Mr. Connor, our then President, Chief Executive Officer and Secretary, resigned and he entered into a General Release of All Claims and Standstill Agreement with us. Pursuant to the agreement, in consideration of (i) $835,000, payable to Mr. Connor over 20 months (accelerated upon a Change in Control), (ii) payment or reimbursement of his COBRA premiums, including any administrative fees, paid monthly until the earlier of Mr. Connor obtaining full-time employment and the expiration of 18 months after his termination, and (iii) Mr. Connor’s retention of his cellular telephone number, Mr. Connor released all of his claims to compensation and benefits, including any termination payments, stock appreciation rights or phantom shares. See “Potential Payments on Termination or Change in Control—Mr. Connor’s General Release of All Claims and Standstill Agreement” for a description of the General Release of All Claims and Standstill Agreement between us and Mr. Connor and the payments to him in connection with the termination of his employment.

Mr. Karp’s Employment Letters

On June 27, 2014 and September 24, 2014, as amended March 11, 2015 and by his Change in Control Compensation Agreement described in our Schedule 14D-9, Item 3 under the caption, “Arrangements between the Company and its Executive Officers, Directors and Affiliates—Compensation Arrangements Entered Into in Connection with the Merger—Change in Control Compensation Agreements”, we entered into letter agreements with Harold M. Karp providing for his at will employment beginning June 27, 2014 as our interim President and Chief Executive Officer and beginning September 18, 2014 as President and Chief Executive Officer. The second letter amends and restates the first letter. The following is a summary of the principal terms of the agreement:

Compensation. Mr. Karp is entitled to compensation as follows:

•	$500,000 annual salary;

•	$100,000 signing bonus with each letter ($200,000 total), and continuation while he was interim President and Chief Executive Officer, from June 27, 2014 until September 18, 2014, of the cash retainer of $60,000 a year he was receiving as a non-employee director, and an award of restricted stock units with a value of $75,000, vesting immediately before the 2015 annual meeting of shareholders as long as he remains on our Board and settled 25% in cash and 75% in common shares, just like the non-employee directors received on the same date;

•	While employed by us, eligible to participate in our annual cash incentive opportunity, prorated in 2014 from June 27, 2014, with a target annual cash incentive opportunity to earn 80% of his base salary;

•	While employed by us, eligible to receive non-qualified stock options as may be approved for our executives by the Compensation Committee; in 2014, 2015 and 2016 he is entitled to receive non-qualified stock options as determined by the Compensation Committee, vesting 1/3 per year starting one year from grant, subject to the terms of the letter agreement and our 2014 Omnibus Incentive Plan;

•	While employed by us, eligible to receive performance-based restricted stock unit awards as may be approved for our executives by the Compensation Committee; in 2015, 2016 and 2017 he is entitled to receive performance-based restricted stock units vesting after the end of 2017 when the Compensation Committee determines whether certain goals have been achieved, subject to the terms of the letter agreement and our 2014 Omnibus Incentive Plan;

•	Eligible for relocation benefits consistent with the Company’s Domestic Relocation Policy and Addendum related to moving to Michigan, including the costs of purchasing, carrying and selling his Huntsville, Alabama home; for a period ending on or before March 18, 2015, reimbursement for apartment rental near the Company’s headquarters until he finds a home in Michigan; and weekly round-trip travel on weekends for him or his wife between Hunstville, Alabama and Ann Arbor, Michigan; and

•	Four weeks of vacation, group insurance and participation in the Company’s 401(k) plan.

In addition, upon termination of Mr. Karp’s employment without Cause (as defined in our 2014 Omnibus Incentive Plan) or his resignation for a specified good reason, he would receive an amount equal to one year of his base salary (currently $500,000) and target cash incentive (currently 80% of his salary), payable on regular payroll dates, plus one year of COBRA benefits, and any unvested non-qualified stock options and performance-based restricted stock units would immediately be canceled, with vested amounts subject to the conditions of our 2014 Omnibus Incentive Plan.

Upon termination of his employment for Cause, death, Disability (as defined in our 2014 Omnibus Incentive Plan), or resignation without a specified good reason, he would not be entitled to receive any further compensation or payments, except for earned, but unpaid base salary or previously awarded and vested, but unpaid annual cash incentive payments; any unvested non-qualified stock options and performance-based restricted stock units would immediately be canceled, with vested amounts subject to the conditions of our 2014 Omnibus Incentive Plan.

In the event of a Change in Control (as defined in our 2014 Omnibus Incentive Plan) and termination of his employment by the successor as a result of the Change in Control, he would receive an amount equal to two years of his base salary and target cash incentive (payable no later than 60 days after termination of his employment); any unvested non-qualified stock options and performance-based restricted stock units would immediately be canceled, with vested amounts subject to the conditions of our 2014 Omnibus Incentive Plan.

Mr. Mosingo’s Employment Letter

On January 30, 2014, we entered into a letter agreement with Jerry L. Mosingo, as amended April 29, 2015 and by his Change in Control Compensation Agreement described in our Schedule 14D-9, Item 3 under the caption, “Arrangements between the Company and its Executive Officers, Directors and Affiliates—Compensation Arrangements Entered Into in Connection with the Merger—Change in Control Compensation Agreements”, providing for his at will employment beginning January 27, 2014 as our Executive Vice President Operations. The letter states that it is anticipated that he will take 24 to 36 months to accomplish certain operational goals and, therefore, his employment with us will terminate after a maximum of 36 months unless there is a mutual agreement to further extend this period or convert the relationship to a regular arrangement. The following is a summary of the principal terms of the agreement:

Compensation. Mr. Mosingo is entitled to compensation as follows:

•	$375,000 annual salary, plus a $50,000 signing bonus;

•	While employed by us, eligible to participate in our short-term annual incentive plan, with a target annual cash incentive opportunity to earn 65% of his base salary, subject to achievement of financial and individual metrics including full year consideration for 2014;

•	He waived his right to 62,500 phantom shares provided in his original employment letter in exchange for (i) $87,500 paid to him in 2015, and (ii) his eligibility while employed by the Company as an executive officer to participate in awards as also granted to the Company’s other executive officers under our 2014 Omnibus Plan; and

•	Four weeks of vacation, group insurance and participation in our 401(k) plan.

Mr. Popov’s Employment Letter

On February 28, 2014, we entered into a letter agreement with Igor Popov, as amended April 29, 2015 and by his Change in Control Compensation Agreement described in our Schedule 14D-9, Item 3 under the caption, “Arrangements between the Company and its Executive Officers, Directors and Affiliates—Compensation Arrangements Entered Into in Connection with the Merger—Change in Control Compensation Agreements”, providing for his at will employment beginning March 1, 2014 as our Chief Restructuring Officer. The following is a summary of the principal terms of the agreement:

Compensation. Mr. Popov is entitled to compensation as follows:

•	$400,000 annual salary;

•

While employed by us, eligible for our annual cash incentive opportunity and long-term incentive opportunity for 2014, 2015 and 2016 with a target annual cash incentive opportunity to earn 70% of his base salary; while employed by us, in 2014, 2015 and 2016, he was to be awarded non-qualified stock options to purchase 77,304, 77,304, and 80,728 shares in 2014, 2015 and 2016, respectively, and 50,247 and 46,822 performance-based restricted stock units in 2015 and 2016, respectively; the 2014, 2015 and 2016 non-qualified stock options will vest one third each year following the date of grant, and the 2015 and 2016 performance-based restricted stock units will vest after the end of 2017 and 2016, respectively, if and when our Compensation Committee determines that the applicable goals have been achieved; Mr. Popov waived the requirements to receive the specific amounts of non-qualified stock options and performance-based restricted stock units in 2014 and 2015 provided in his original agreement and the terms and conditions of those awards provided in his original agreement in exchange for the awards received in 2015;

•	Four weeks of vacation, group insurance and participation in our 401(k) plan.

In addition, upon termination of Mr. Popov’s employment, other than because of death, disability, termination by the Company for cause or termination by him without the Company’s consent, he would receive (i) an amount equal to his base salary (currently $400,000) for the greater of six months or through the date that is 18 months after his start date, and (ii) if such termination is on or before February 28, 2017, relocation to the northeastern United States in accordance with our Domestic Relocation Policy in effect at the time of termination.

Ms. Stipp’s Employment Letter

On October 10, 2011, we entered into a letter agreement with Janice E. Stipp, as amended December 10, 2014 and by her Change in Control Compensation Agreement described in our Schedule 14D-9, Item 3 under the caption, “Arrangements between the Company and its Executive Officers, Directors and Affiliates—Compensation Arrangements Entered Into in Connection with the Merger—Change in Control Compensation Agreements”, providing for her at will employment beginning October 17, 2011 as our Chief Financial Officer (currently our Executive Vice President, Chief Financial Officer, Secretary and Treasurer). The following is a summary of the principal terms of the agreement:

Compensation. Ms. Stipp is entitled to compensation as follows:

•	$350,00 annual salary (currently $380,000);

•	Eligible for our incentive plan for 2012 and subsequent years with a target performance opportunity to earn 150% of her base salary or higher (waived for 2014 when we deferred our RSU awards from 2014 to 2015), and if any bonus was awarded for 2011, we were required to ensure that she was treated no less favorably than her peers for the period October to December 2011;

•	A $20,000 signing bonus (paid in 2011); and

•	Four weeks of vacation and group insurance.

Change in Control Compensation Agreements

For a description of the Change in Control Compensation Agreements entered into by us with our executive officers and key employees in 2015, see “Item 3 Past Contacts, Transactions, Negotiations and Agreements — “Arrangements between the Company and its Executive Officers, Directors and Affiliates—Compensation Arrangements Entered Into in Connection with the Merger—Change in Control Compensation Agreements”” in the Schedule 14D-9 filed by us on August 24, 2015.

2014 Cash Performance Awards and Non-Qualified Stock Option Awards; RSUs Deferred to 2015

Each NEO was eligible in 2014 to earn an annual cash incentive based on corporate objectives through annual cash Performance Unit Awards awarded under our 2014 Omnibus Incentive Plan. For annual cash Performance Unit Awards, not later than 90 days after the start of each year, our Compensation Committee will establish targeted group allocations and targeted financial results, and may establish targeted individual allocations, for that year. In 2014, however, Mr. Karp’s award was not made until he became our permanent President and Chief Executive Officer in September 2014. Actual annual cash incentives for that year will be based on the attainment of specified types and combinations of performance measurement criteria, which may differ as to various employees or classes of employees, and from time to time. The criteria under the plan may include, without limitation:

•	achieving a level of Company’s gross or net revenues or sales, new sales, internal revenue growth or cost of sales (including sales performance and achieving sales quotas);

•	achieving a level of earnings (including gross earnings; earnings before certain items, such as interest, taxes, depreciation, or amortization, or EBITDA, or other adjustments as determined by the Committee (including impairments, restructuring charges, and other items, discontinued operations, non-core business operating income, gain (loss) on disposal of fixed assets, including property, plant and equipment, non-operating income (expense), contingency expenses or settlements, non-recurring income (expense), share-based compensation expense, incentive compensation expense, commodity price change effect and foreign exchange effect); or earnings per share);

•	achieving a level of income (including net income, income from continuing operations, operating income, or income before consideration of certain factors, such as overhead or any of the items described in the prior bullet) or a level of gross profits, operating or gross margin, or a level of economic value added for the Company, an Affiliate, or a business unit;

•	achieving a return on the Company’s (or an Affiliate’s) sales, revenues, capital, assets, or shareholders’ equity;

•	achieving a level of appreciation in the price of the Common Shares;

•	achieving a level of market share;

•	achieving a Share price, or a Share price return relative to specified stock market indices or other benchmarks, including peer companies, over a specified period;

•	achieving a level of earnings or income performance relative to peer companies over a specified period;

•	achieving specified reductions in costs or targeted levels of costs;

•	achieving specified improvements in collection of outstanding accounts or specified reductions in non-performing debts or achieving an average accounts receivable target;

•	achieving a level of cash flow (including free cash flow, cash flow from operating activities, or cash flow from operating activities minus cash flows from investing activities);

•	introducing one or more products into one or more new markets;

•	acquiring a prescribed number of (or sales volume related to) new customers in a line of business, or maintaining a prescribed number of (or sales volume related to) existing customers or achieving a level of customer satisfaction;

•	achieving a level of productivity within one or more business units;

•	completing specified projects within or below the applicable budget;

•	completing acquisitions or dispositions of other businesses or assets, or integrating acquired businesses or assets;

•	expanding into other markets;

•	scientific or regulatory achievements;

•	achieving a debt to equity ratio;

•	achieving a level of working capital; and

•	implementation, completion or attainment of measurable objectives with respect to research, development, patents, inventions, products, projects, asset utilization or facilities and other key performance indicators.

Annual cash incentives awarded for 2014 were based on achieving a threshold level of EBITDA and Free Cash Flow goals and the Compensation Committee’s negative discretion to reduce awards by up to 50%, based on its subjective evaluation of the participating employee’s individual performance and Tecumseh’s performance in achieving the certain specific objectives during 2014 established by the Compensation Committee relating to sales, global manufacturing rationalization, liquidity and financing, continuing implementation of our product revitalization plans, labor negotiations, and expansion of our customer base and any non-recurring factors affecting EBITDA or Free Cash Flow, all as described in “Compensation Discussion and Analysis -2014 Annual Cash Incentives”. The performance measures under the 2014 Omnibus Incentive Plan have been approved by shareholders, satisfying one requirement for qualifying these annual cash incentives paid under the plan as performance based for Section 162(m) purposes.

After the year is completed, each participant’s actual annual cash incentives is computed on the basis of actual performance using the performance measures and goals and the calculation methodology established by the Committee at the beginning of the year and the Committee’s discretion. For non-qualified stock options awarded under the plan, the Compensation Committee may determine the terms and conditions applicable to non-qualified stock options awarded under the plan and may impose such conditions on the issuance of the underlying common shares as it deems appropriate. The Committee also provides the times and conditions for vesting of non-qualified stock option awards under the plan. Non-qualified stock option awards provide for the issuance of common shares on the date of exercise of vested stock options. The options granted in 2014 expire after 10 years and vest on one-third cumulative annual installments beginning December 5, 2015. Upon termination of the participant’s employment, the unvested portion of the option terminates and the vested portion expires (i) 90 days after termination for any reason other than death, disability, retirement or termination by us for cause, (ii) one year after termination due to death, disability or retirement, and (iii) upon termination by us for cause. For a description of annual cash incentives and non-qualified stock option awards for 2014, including their material terms, the NEOs participating in the awards, the performance conditions, criteria and goals, the formula for determining actual awards and amounts payable, the vesting schedule for non-qualified stock options and the actual awards for 2014, see “Compensation Discussion and Analysis—2014 Annual Cash Incentives” and—2014 Equity-Based Awards” and the notes to the table under the caption “Grants of Plan-Based Awards.”

Retirement Savings Plan Contributions

Our Retirement Savings Plan (a 401(k) plan) requires us to make annual contributions to each employee’s account in an amount computed by reference to federal income tax laws and regulations. In addition, we used a portion of the funds that reverted to us on termination of our previous salaried retirement plan to make discretionary contributions starting in 2008 and ending in 2014. Making these contributions results in more favorable federal income tax treatment for us with respect to the reversion than would otherwise be the case.

Outstanding Equity Awards

This table provides information about our NEOs’ outstanding phantom shares under the Long-Term Incentive Cash Award Plan, deferred stock units under our Outside Directors Deferred Stock Unit Plan, and restricted stock units and non-qualified stock options outstanding under our 2014 Omnibus Incentive Plan as of December 31, 2014.

OUTSTANDING EQUITY AWARDS AT 2014 FISCAL YEAR-END

	Option Awards (1)							Stock Awards (2)
Name	Number of Securities Underlying Unexercised Options (#) Exercisable		Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price ($)	Option Expira- tion Date	Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested ($) (3)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) (3)
Harold M. Karp	—	(4)	106,292	(4)	3.06	12/05/24	—		—	—	—
	—		—		—		1,742.069	(5)	5,383	—	—
	—		—		—		15,625	(6)	48,281	—	—

Jerry L. Mosingo (7)	—		—		—		—		—	—	—

Igor Popov (8)	—	(4)	77,304	(4)	3.06	12/05/24	—		—	—	—

Janice E. Stipp	—	(4)	40,584	(4)	3.06	12/05/24	—		—	—	—
	—		—		—		1,576	(9)	4,870	—	—

James J. Connor (10)	—		—		—		—		—	—	—

(1)	Non-qualified stock options awarded under our 2014 Omnibus Incentive Plan.
(2)	For Mr. Karp, deferred stock units granted under our Outside Director Deferred Stock Unit Plan and restricted stock units granted under our 2014 Omnibus Incentive Plan. For Ms. Stipp, phantom shares, settled only in cash, awarded under our Long-Term Cash Incentive Plan. Each unit is the economic equivalent of one common share.
(3)	Based on the closing price of our common shares on The Nasdaq Stock Market on the last trading day of 2014 $3.09.
(4)	Non-qualified stock options vesting in one-third cumulative annual installments beginning December 5, 2015.
(5)	Deferred stock units, fully vested when awarded, except that they are forfeited if the director’s service on our Board is terminated, voluntarily or otherwise, for any “reason,” as defined in the plan (generally, breach of policies, failure to perform duties, conviction of various crimes, embezzlement or materially injuring the company, its personnel or its property). Deferred stock units in a director’s account are paid out in cash, based on the then current market value of the common shares, or the date the director ceases to be a director for any reason and there is a separation from service.
(6)	Restricted stock units vesting immediately before the 2015 annual meeting of shareholders as long as Mr. Karp remains on our Board of Directors on that date, and settled 75% in common shares and 25% in cash.

(7)	Mr. Mosingo’s employment letter entitled him to an award of 62,500 performance phantom shares equivalent to 150% of his base salary ($562,500). Mr. Mosingo’s agreement required modification or waiver (which he provided on April 29, 2015 in connection with awards made in April 2015) of this requirement in his employment letter. Mr. Mosingo’s agreement will require modification or waiver of this requirement in his employment letter.
(8)	Mr. Popov’s employment letter entitled him to an award of 80,728 non-qualified stock options and 46,822 performance-based restricted stock units in 2014. Mr. Popov’s agreement required a waiver (which he provided on April 29, 2015 in connection with awards made in April 2015) of the requirements regarding the terms and amounts of Mr. Popov’s non-qualified stock options and performance-based restricted stock units in 2014.
(9)	Phantom shares vesting and payable on December 31, 2015.
(10)	Effective June 27, 2014, Mr. Connor’s employment as our President, Chief Executive Officer and Secretary and his service as one of our directors terminated and he entered into a General Release of All Claims and Standstill Agreement with us in connection with his termination of employment. Under the Agreement, Mr. Connor receives $835,000 over 20 months, payment of his COBRA premiums for 18 months (or until he obtains full-time employment) and retention of his cellular telephone number, in exchange for, among other things, releasing us from all claims, rights and liabilities arising out of his employment relationship with us or relating to his compensation, including his previously vested stock appreciation rights (all of which had vested by then) and his unvested phantom shares, and any other event or obligations that occurred or existed before the date of termination of his employment, except for some indemnification rights.

Option Exercises and Stock Vested Table

The following table sets forth information concerning each exercise of stock options or SARs and each vesting of stock, including phantom shares, during the year ended December 31, 2014 by each of our executive officers named in the Summary Compensation Table above on an aggregated basis:

OPTION EXERCISES AND STOCK VESTED – YEAR ENDED DECEMBER 31, 2014

	Option Awards		Stock Awards
	Number of Shares Acquired on Exercise	Value Realized on Exercise	Number of Shares Acquired on Vesting	Value Realized on Vesting
Name	(#)	($) (1)	(#)	($) (1)
Harold M. Karp	0	0	0	0
Jerry L. Mosingo	0	0	0	0
Igor Popov	0	0	0	0
Janice E. Stipp	0	0	27,201	91,632
James J. Connor*	0	0	2,772	21,899

(1)	“Value Realized” represents the market price of the underlying securities at exercise or vesting, as applicable, based on the closing sale price on the date of exercise or vesting, minus (for stock options or stock appreciation rights) the aggregate exercise or base price of the stock options or stock appreciation rights.
*

Effective June 27, 2014, Mr. Connor’s employment as our President, Chief Executive Officer and Secretary and his service as one of our directors terminated and he entered into a General Release of All Claims and Standstill Agreement with us in connection with his termination of employment. Under the Agreement, Mr. Connor receives $835,000 over 20 months, payment of his COBRA premiums for 18 months (or until he obtains full-time employment) and retention of his cellular telephone number, in exchange for, among other things, releasing us from all claims, rights and liabilities arising out of his employment relationship with us or relating to his compensation, including his previously vested stock appreciation rights (all of which had vested by then) and his unvested phantom shares, and any other event or obligations that occurred or existed before the date of termination of his employment, except for some indemnification rights. One-third of his performance phantom shares had already been awarded, vested and settled in 2014 before he resigned.

Retirement Plans

Our retirement plan is a broad-based (available to all full time regular salaried and hourly employees in the United States, but frozen so as not to include any employee hired after January 15, 2011), noncontributory, tax-qualified defined benefit plan. Effective January 1, 2014, we have frozen the pension benefits provided to our salaried pension plan participants. Effective July 1, 2014, we have frozen the pension benefits provided to our hourly employees. This means that: (i) hourly pension plan participants will not earn any additional benefit service under the plan after June 30, 2014 for purposes of accruing additional plan benefits. (ii) salaried pension plan participants will not earn any additional years of benefit service under the plan after December 31, 2013 for purposes of accruing additional plan benefits; and (iii) no pay increases/decreases that salaried pension plan participants earn after December 31, 2013 will be taken into account in determining their plan benefits. Vesting service and benefit service continue to be earned for purposes of eligibility for the plan’s early retirement Benefit.

The plan provides benefits in the event of normal (i.e., at age 65), early, deferred or disability retirement. Upon a participant’s death, the plan provides a surviving spouse pension. Participants are vested after five years of credited service for hourly employees and after three years of credited service for salaried employees.

As of April 30, 2007 our previous qualified defined benefit plan for salaried employees was terminated and replaced with a new qualified defined benefit plan. The new plan provides two separately defined pension benefits for salaried employees. The first is a retirement benefit in the form of a lifetime pension that is actuarially equivalent to the lump sum value of 10.5% of the participant’s average base salary over the 60 months immediately before his or her retirement date, multiplied by years of credited service after April 30, 2007 (up to a maximum of 35 years in total, from both the terminated plan and the new plan) payable at age 65. The second retirement benefit under the new plan is a pension equal to the amount by which the benefit under the terminated plan would have been higher based on subsequent pay increases (without any additional service credits).

The automatic form of benefit for a married salaried participant under the qualified defined benefit plan is a joint and 50% or 55% survivor benefit. However, the participant, with the consent of his or her spouse, may elect to have the benefit paid in the form of an actuarially equivalent joint-and-75% or joint-and-100% survivor annuity or as a single-life annuity with 120 payments certain or as a single lump sum. The automatic form of benefit for a married hourly participant is a joint and 50% survivor benefit. However, the participant, with the consent of his or her spouse, may elect to have the benefit paid in the form of an actuarially equivalent joint and 75% survivor annuity or as a single life annuity or as a single lump sum if the present value is under $10,000. The financial effect of these alternate payment forms on the amount of the participant’s monthly benefit payment depends upon the ages of the participant and his or her spouse. The automatic payment form for an unmarried salaried or hourly participant is the single life annuity. Alternatively, a salaried participant may elect to have the benefit paid in the form of an annuity with 120 payments certain or a single lump sum. If the benefit is paid in the form of an annuity with 120 payments certain rather than a single life annuity, the monthly benefit will be reduced.

The table below shows benefits information under the plans for each executive officer named in the Summary Compensation Table.

2014 PENSION BENEFITS

Name	Plan Name	Number of Years Credit Service (#)		Present Value of Accumulated Benefit ($)
Harold M. Karp	New Pension Plan	N/A		$0
Jerry L. Mosingo	New Pension Plan	N/A		$0
Igor Popov	New Pension Plan	N/A		$0
Janice E. Stipp	New Pension Plan	N/A		$0
James J. Connor*	New Pension Plan	4.0	*	$101,759

*	James J. Connor resigned effective June 27, 2014, with four years of credited service.

Mr. Connor was hired after termination of the old qualified defined benefit plan, and, therefore, only participated in the first of the separately defined pension benefits under the new plan, and he has not yet taken a pension payout in connection with his resignation.

More information about the assumptions we used to calculate pension benefits is provided in Note 5, “Pension and Other Postretirement Benefit Plans,” in the Notes to Consolidated Financial Statements in our Annual Report on Form 10-K for the year ended December 31, 2014.

Potential Payments on Termination or Change in Control

Mr. Connor’s General Release of All Claims and Standstill Agreement

Effective June 27, 2014, Mr. Connor, our then President, Chief Executive Officer and Secretary, resigned and he entered into a General Release of All Claims and Standstill Agreement with us. In consideration of (i) the payment of $835,000 over the following 20 months on the dates normal payroll payments would otherwise have been made, provided, however, that if a Change in Control (as defined in the General Release of All Claims) occurs, the unpaid balance of such $835,000 as of the effective date of the Change in Control will be paid in a lump sum amount, subject to appropriate tax withholdings, (ii) a continuation of his medical, dental and vision insurance until the earlier of the date he becomes a full-time employee of a third party and 18 months after the date of the General release of All Claims and Standstill Agreement, and (iii) retention by Mr. Connor of his cellular telephone number, Mr. Connor agreed to return our property and release us from all claims, rights and liabilities arising out of his employment and director relationship with us, the termination of those relationships, any agreement or arrangement relating to his employment with us or other service to us or relating to his compensation, bonuses, incentives or other benefits, including his previously vested stock appreciation rights and his previously unvested performance phantom shares, and any other event or obligation that occurred or existed before the date of his termination of employment and service as a director, except for his rights to the consideration under the General Release of All Claims and Standstill Agreement described above and indemnification rights he may have under various agreements.

Mr. Connor also agreed that for the following 20 months, he and his related individuals and entities will not, without the express written consent of our Board, (i) make proposals or announcements with respect to business combinations, dividends, liquidation, share repurchases or other extraordinary corporate transactions with us or any other transaction that could result in a change in control or solicit others to engage in any such transaction or advise others in connection with any such transaction, (ii) make, fund, participate in or advise others relating to any solicitation of proxies to vote any of our securities or make shareholder proposals or advise others to do so,

(iii) participate in a group with respect to our securities, (iv) act to seek to exercise any control or influence over our management, Board or policies, (v) make a public request to us or to our shareholders to take any actions in respect of any of the foregoing matters, or (vi) disclose any intention, plan or arrangement inconsistent with the foregoing.

Other Change in Control and Severance Arrangements

Prior to August 2015, we did not have change in control or severance agreements or any similar arrangements with Mr. Mosingo or Ms. Stipp. In August 2015, we entered into Change in Control Compensation Agreements with all of our current executive officers, Harold Karp, Jerry Mosingo, Igor Popov, and Janice E. Stipp, and three other key employees of the Company. See our Schedule 14D-9 filed August 24, 2015, Item 3 under the caption, “Arrangements between the Company and its Executive Officers, Directors and Affiliates—Compensation Arrangements Entered Into in Connection with the Merger—Change in Control Compensation Agreements” and “—Information Regarding Golden Parachute Compensation” for a description of the Change in Control Compensation Agreements and an update of the Change in Control Compensation payable in connection with the Offer and the Merger.

See “Additional Information about the Summary Compensation Table and 2014 Grants of Plan-Based Awards—Mr. Karp’s Employment Letter” and “- Mr. Popov’s Employment Letter” for a description of severance agreements or similar arrangements with Mr. Karp and Mr. Popov.

See “Outstanding Equity Awards” for a description of Mr. Karp’s, Mr. Popov’s and Ms. Stipp’s outstanding equity awards and their value at December 31, 2014, and the disposition of Mr. Connor’s awards in connection with his termination of employment. In connection with a change in control, the Compensation Committee may purchase Ms. Stipp’s phantom shares for the price she would receive upon their exercise or vesting. Under the 2014 Omnibus Incentive Plan, the Compensation Committee may accelerate, vest or cause restrictions to lapse under awards or cancel awards for a cash payment equal to their fair value (regardless of whether they were vested at the time), if no adequate alternative awards continue after the change in control.

As described under the caption “Compensation Discussion and Analysis – 2015 Executive Compensation Arrangements”, we granted performance-based restricted stock units and additional non-qualified options to executive officers in 2015 and time-vested restricted stock units to outside directors in 2015. Vesting of performance-based restricted stock units granted to officers is expected to accelerate in connection with the Merger, to the extent the participant was employed within 30 days before the Change in Control, without regard to the performance conditions under the awards. Vesting of restricted stock units granted to outside directors also accelerate in connection with the Merger, or, in the Compensation Committee’s discretion, a prorated amount may vest upon the director’s termination of service.

We have entered into agreements that will require us to provide compensation to Mr. Karp and Mr. Popov in the event of a termination of employment or a change in control of us. See “Additional Information about the Summary Compensation Table and 2014 Grants of Plan-Based Awards—Mr. Karp’s Employment Letter” and “—Mr. Popov’s Employment Letter” for a description of our employment letters with Messrs. Karp and Popov and how the payment and benefit levels are determined in connection with terminations of employment. These similar provisions in the Change in Control Compensation Agreements with these executive officers (entered into after the end of 2014) now govern this type of compensation in connection with the Offer and the Merger, however.

For Mr. Karp, upon termination of his employment without Cause (as defined in the 2014 Omnibus Incentive Plan) or his resignation for Good Reason (as defined below), he would receive an amount equal to one year of his base salary (currently $500,000 and target cash incentive (currently 80% of his salary), payable on regular payroll dates, plus one year of COBRA benefits (estimated based on the amount of premiums for his insurance in 2014), and any unvested non-qualified stock options and performance-based restricted stock units would immediately be canceled, with vested amounts subject to the conditions of the 2014 Omnibus Incentive Plan.

Upon termination of his employment for Cause, death, Disability (as defined in the 2014 Omnibus Incentive Plan), or resignation without Good Reason, he would not be entitled to receive any further compensation or payments, except for earned, but unpaid base salary or previously awarded and vested, but unpaid annual cash incentive payments; any unvested non-qualified stock options and performance-based restricted stock units would immediately be canceled, with vested amounts subject to the conditions of the 2014 Omnibus Incentive Plan.

In the event of a Change in Control (as defined in the 2014 Omnibus Incentive Plan) and termination of his employment by the successor as a result of the Change in Control, he would receive an amount equal to two years of his base salary and target cash incentive (payable no later than 60 days after termination of his employment); any unvested non-qualified stock options and performance-based restricted stock units would immediately be canceled, with vested amounts subject to the conditions of the 2014 Omnibus Incentive Plan.

“Good Reason” means (A) a change in his responsibilities, status, title or duties which represents a material reduction in his responsibilities, status, title or duties in effect on September 18, 2014; (B) any relocation of his place of employment to a location that is beyond a 50-mile radius of our Ann Arbor headquarters; (C) any failure by us to comply with any of the material provisions of his employment letter; or (D) he is not elected to serve on the Board (other than as a result of his declining to serve); provided that, upon the occurrence of any of the events described in clauses (A) and (C), he has provided written notice to us within 45 days of the occurrence of the event that he intends to resign by reason of the event and we have not cured the matter within 30 days after the delivery of the notice, and he actually resigns within 30 days of our failure to cure the matter.

The following table describes and quantifies the estimated payments and benefits that would be provided upon termination or a change in control of us for Harold M. Karp, our President and Chief Executive Officer. See our Schedule 14D-9, Item 3 under the caption, “Arrangements between the Company and its Executive Officers, Directors and Affiliates—Compensation Arrangements Entered Into in Connection with the Merger—Change in Control Compensation Agreements” and “—Information Regarding Golden Parachute Compensation” for an update of Mr. Karp’s compensation in connection with the Offer, the Merger, the Merger Agreement and activities after December 31, 2014.

Termination
Benefits and Payments (1)	Employment Agreement Severance (2)	Employment Agreement Change in Control Severance (3)	Employment Agreement No Severance (4)	Death	Disability	Change in Control (5)
Base Salary ($500,000)	$500,000	$1,000,000	$—	$—	$—	$—
Bonus (80% of Base Salary) (6)	400,000	800,000	—	—	—	—
Options (Accelerated Vesting) (7)	—	—	—	—	—	3,189
Restricted Stock Units (Accelerated Vesting) (7)	29,566	29,566	29,566	29,566	29,566	18,715
Deferred Stock Units (Vesting) (7)	5,313	5,313	5,313	5,313	5,313	—
Life Insurance Proceeds (8)	—	—	—	500,000	—	—
Disability Insurance Proceeds (9)	—	—	—	—	810,000	—
Cobra Insurance Premiums (10)	—	—	—	—	—	—
Total	$934,879	$1,834,879	$34,879	$534,879	$844,879	$21,904

(1)	For purposes of this analysis, we have assumed that Mr. Karp is terminated on December 31, 2014, when his base salary was $500,000 and his target bonus was 80% of his base salary, ignoring the fact that Mr. Karp’s 2014 bonus is prorated.
(2)	Mr. Karp’s employment agreement provides him with the same severance payments upon termination of his employment without Cause or his resignation for Good Reason, except in connection with a Change in Control.

(3)	Mr. Karp’s employment agreement provides a different severance in connection with a Change in Control. Therefore, the table shows the payments that he would receive for a change in control that meets the conditions of his employment agreement.
(4)	Mr. Karp’s employment agreement provides him with no severance payments upon termination of his employment for Cause, death, Disability, or resignation without Good Reason.
(5)	See “Accelerated Vesting of Options and Restricted Stock Units” below for a description of the assumptions underlying the calculation of the value of accelerated vesting of unvested options and restricted stock units. The change in control benefits included in this column are in addition to the termination benefits under his employment letter, so this column includes only the incremental benefits as a result of a Change in Control.
(6)	Mr. Karp’s employment agreement provides him with the target bonus for the year of termination ($400,000, see “Grants of Plan-Based Awards”, although presumably not prorated in 2014) (two times the target bonus if termination is in connection with a Change in Control).
(7)	See “Accelerated Vesting of Options and Restricted Stock Units” below for a description of the assumptions underlying the calculation of the value of accelerated vesting of unvested options and restricted stock units. The above table does not include the benefit of the continuation of vested options after termination. Mr. Karp currently does not have any vested options. Director deferred stock units are payable upon termination, assuming the director’s service is not terminated for any “reason” as defined in the plan (generally, breach of policies, failure to perform duties, conviction of various crimes, embezzlement or materially injuring the company, its personnel or its property). The above tables assume that regardless of the termination of Mr. Karp’s directorship, there would be no “reason” and his deferred stock units would become payable based on the closing price of our common shares on the date of termination.
(8)	The life insurance proceeds represent the aggregate face value of life insurance policies for which we pay the premiums and Mr. Karp designates the beneficiary. The payments are actually paid by the life insurance company in a lump sum. The policy pays twice as much as shown in the table if Mr. Karp dies in an accident. Mr. Karp is currently covered under our group life/AD&D insurance. As a salaried employee, the Company provides a base benefit of one times annual salary at no cost to the employee. (Employee can purchase additional coverage, Mr. Karp has not). Terminated employees cannot be covered under our group life/AD&D with Cigna, therefore, an individual policy would need to be purchased as a result of a change in control.
(9)	The disability insurance proceeds represent the sum of the disability benefits payable to Mr. Karp until he reaches age 65 assuming he became totally and permanently disabled on December 31, 2014. The payments are actually paid by our disability insurers in monthly installments. The long-term disability insurance payments provide for a three percent cost of living increase each year but Mr. Karp is at the maximum amount of $10,000 per month so no cost of living would apply. The numbers in the table are not discounted to present value. Mr. Karp is currently covered under our group disability insurance. Salaried employees receive 50% LTD benefits at no cost (They are able to buy an additional 16.67% which Mr. Karp has done). Terminated employees cannot be covered under our group disability policy with Cigna; therefore, an individual policy would need to be purchased in the case of a change in control.
(10)	These premiums are paid by us when due for one year after termination (two years if termination is in connection with a Change in Control). Mr. Karp did not elect medical, dental or vision coverage with Tecumseh Products Company in 2014.

For Mr. Popov, upon termination of his employment, other than because of death, disability, termination by us for cause or termination by him without our consent, he would receive (i) an amount equal to his base salary for the greater of six months or through the date that is 18 months after his start date, and (ii) if such termination is on or before February 28, 2017, relocation to the northeastern United States in accordance with our Domestic Relocation Policy in effect at the time of termination.

The following table describes and quantifies the estimated payments and benefits that would be provided upon termination or a change in control of us for Igor Popov, our Chief Restructuring Officer. See our Schedule 14D-9, Item 3 under the caption, “Arrangements between the Company and its Executive Officers, Directors and Affiliates—Compensation Arrangements Entered Into in Connection with the Merger—Change in Control Compensation Agreements” and “—Information Regarding Golden Parachute Compensation” for an update of Mr. Popov’s compensation in connection with the Offer, the Merger, the Merger Agreement and activities after December 31, 2014.

Termination
Benefits and Payments (1)	Employment Agreement Severance (2)	Employment Agreement No Severance (3)	Death	Disability	Change in Control (4)
Base Salary ($400,000)	$266,667	$—	$—	$—	$—
Option (Accelerated Vesting (5)	—	—	—	—	2,319
Life Insurance Proceeds (6)	—	—	400,000	—	—
Disability Insurance Proceeds (7)	—	—	—	1,870,000	—
Estimated Relocation Benefits	110,000
Total	$376,667	$—	$400,000	$1,870,000	$2,319

(1)	For purposes of this analysis, we have assumed that Mr. Popov is terminated on December 31, 2014, when his base salary was $400,000.
(2)	Mr. Popov’s employment agreement provides him with the same severance payments upon termination of his employment other than because of death, disability, termination by us for cause or termination by him without our consent.
(3)	Mr. Popov’s employment agreement provides him with no severance payments upon termination of his employment because of death, disability, termination by us for cause or termination by him without our consent.
(4)	See “Accelerated Vesting of Options and Restricted Stock Units” below for a description of the assumptions underlying the calculation of the value of accelerated vesting of unvested options. The change in control benefits included in this column are in addition to the termination benefits under his employment letter, so this column includes only the incremental benefits as a result of a Change in Control.
(5)	See “Accelerated Vesting of Options and Restricted Stock Units” below for a description of the assumptions underlying the calculation of the value of accelerated vesting of unvested options. The above table does not include the benefit of the continuation of vested options after termination. Mr. Popov currently does not have any vested options.
(6)	The life insurance proceeds represent the aggregate face value of life insurance policies for which we pay the premiums and Mr. Popov designates the beneficiary. The payments are actually paid by the life insurance company in a lump sum. The policy pays twice as much as shown in the table if Mr. Popov dies in an accident. Mr. Popov is currently covered under our group life/AD&D insurance. As a salaried employee, the Company provides a base benefit of one times annual salary at no cost to the employee. (Employee can purchase additional coverage; Mr. Popov has purchased two times his annual salary). Terminated employees cannot be covered under our group life/AD&D with Cigna, therefore, an individual policy would need to be purchased as a result of a change in control.
(7)	The disability insurance proceeds represent the sum of the disability benefits payable to Mr. Popov until he reaches age 65 assuming he became totally and permanently disabled on December 31, 2014. The payments are actually paid by our disability insurers in monthly installments. The long-term disability insurance payments provide for a three percent cost of living increase each year but Mr. Popov is at the maximum amount of $10,000 per month so no cost of living would apply. The numbers in the table are not discounted to present value. Mr. Popov is currently covered under our group disability insurance. Salaried employees receive 50% LTD benefits at no cost (They are able to buy an additional 16.67%, which Mr. Popov has not done). Terminated employees cannot be covered under our group disability policy with Cigna; therefore, an individual policy would need to be purchased in the case of a change in control.

Below is a description of the assumptions used in creating the tables above. Unless otherwise noted the descriptions of the payments below are applicable to both of the above tables relating to potential payments upon termination or change in control.

401(k) Plan. The above tables do not include benefits under our 401(k) plan, because that plan does not discriminate in scope, terms or operation in favor of our executive officers and is available generally to all of our salaried employees.

Accelerated Vesting of Options and Restricted Stock Units. Under the 2014 Omnibus Incentive Plan, the Compensation Committee may accelerate, vest or cause restrictions to lapse under awards or cancel awards for a cash payment equal to their fair value (regardless of whether they were vested at the time), if no adequate alternative awards continue after the change in control.

The numbers in the tables assume that unvested options would be cancelled upon a termination of employment, except in connection with a change in control, in which case, the Compensation Committee would exercise its discretion to cancel awards for a cash payment equal to their fair value (regardless of whether they were vested at the time) and that no adequate alternative awards continue after the change in control. The tables assume that the benefit of acceleration for the options equals the difference between the closing sales price of our common shares on December 31, 2014 ($3.09 per share) and the exercise price of the unvested options multiplied by the number of common shares underlying the unvested options held by the executive at December 31, 2014.

Mr. Karp’s restricted stock award agreement provides that in the Compensation Committee’s discretion, a pro rata portion of the restricted stock units vest upon termination of his service as a director (determined by based on the number of days from the date of the award to the date of termination and the number of days from the date of the award until the last Wednesday of the following April). In addition, the restricted stock units fully vest upon a Change in Control where no Alternative Award is issued to the Participant if he was serving as a director on any date within the 30 days before the Change in Control. The numbers in the tables assume that Compensation Committee would exercise its discretion to accelerate vesting of a prorated award upon termination of Mr. Karp’s employment for any reason. The Change in Control column shows the additional benefit of accelerated vesting of the rest of his restricted stock units upon a Change in Control, assuming no Alternative Award is issued. The benefit of acceleration for the restricted stock equals the closing sales price of our common shares on December 31, 2014 ($3.09 per share) multiplied by the number of common shares subject to the unvested restricted stock held by the executive at December 31, 2014 that is accelerated.

In addition, terminated executive officers’ vested options do not expire upon termination of their employment, unless such termination is by us for Cause. The above tables do not include the benefit of the continuation of such vested options after termination because that value can be realized before termination by exercise of the options. Footnotes to the above tables, however, disclose the difference between the market value of the common shares underlying vested options held by the executive at December 31, 2014 (valued at the closing sales price of our common shares at December 31, 2014) and the exercise prices of those options.

Change in Control Compensation in Connection with the Offer and the Merger. See our Schedule 14D-9, Item 3 under the caption, “Arrangements between the Company and its Executive Officers, Directors and Affiliates—Compensation Arrangements Entered Into in Connection with the Merger” and “—Information Regarding Golden Parachute Compensation” for a description of the Change in Control Compensation Agreements, an update of the Change in Control Compensation payable in connection with the Offer and the Merger, and the severance and other various payments to which Messrs. Karp, Mosingo and Popov and Ms. Stipp would be entitled upon a change in control (as defined in the Change in Control Compensation Agreements) before December 31, 2015 and which would occur if the transactions described in the Merger Agreement are consummated as a result of the actions taken pursuant to the Merger Agreement.

Narrative Disclosure of Our Compensation Policies and Practices as they relate to our Risk Management

Our Compensation Committee has reviewed risks arising from our compensation policies and practices for our employees and has determined that they are not reasonably likely to have a material adverse effect on us. We generally compensate our employees through salaries, annual cash incentives (based on company performance measures and goals and/or personal performance against objectives, all based on achieving the goals in our business plan), and performance-based restricted stock units (although 2014 awards have been deferred to 2015), with award amounts also based on company performance measures and goals and/or personal performance against objectives, all based on achieving the goals in our business plan, and non-qualified stock options. We do not have multiple business units with different risk profiles or compensation practices.

We recognize that salaries and annual cash incentives involve a risk that employees will be too focused on short-term results and not on the long-term. We believe that we mitigate this risk by basing our annual cash incentives on company performance measures and/or personal performance goals that match our business plan, by providing the Compensation Committee with negative discretion over 50% of potential bonuses and by providing for caps on bonuses for each participant. The Board reviews and approves our business plan each year, including the identified opportunities, challenges and business risks we face. The Compensation Committee intends to exercise its negative discretion based on its subjective evaluation of the participating employee’s and our overall performance during the year.

In addition, we believe that it is appropriate to pay annual cash incentives for achieving our company performance goals, especially because we believe that our EBITDA and Free Cash Flow for 2014 (EBITDAR and Free Cash Flow for 2015) and risks from performing those goals do not extend significantly beyond the time our sales occur and that having two goals for our annual cash incentive awards keeps employees from being too focused on one goal. We do not believe we have excessive risks after our products are sold. We have product liability, warranty and related reputational risks, which, historically, have not been significant for our compressor products; however, in 2013 and 2014 we incurred two specific warranty claims in which a significant expense has been recorded. We also recognize that we have risks of longer-term liabilities in selling business segments, including indemnification claims under the related purchase agreements, such as in the sale of our engine operations, but our current incentive plans do not include incentives to sell any more business units.

We do not have a clawback policy requiring return of compensation after a restatement of financial statements that would have resulted in lower compensation, except as provided in Section 3(b) of our 2014 Omnibus Incentive Plan. Section 3(b) of our 2014 Omnibus Incentive Plan provides that unless otherwise provided in an award agreement for a particular year, we retain the right to cause a forfeiture of any award, or the gain realized by a participant in connection with an award, on account of actions taken by the participant in violation or breach of or in conflict with any policy of or agreement with us or our affiliates, or as otherwise permitted by applicable laws and regulations, including the Sarbanes-Oxley Act and the Dodd-Frank Wall Street Reform and Consumer Protection Act. This section applies to our Performance Units Awards (or annual cash incentive) and our non-qualified stock option awards, which we used in 2014, and our performance-based restricted stock unit awards, which we expect to begin using in 2015.

In addition, our Chief Executive and Chief Financial Officers, who are required to make certifications regarding our financial statements filed in SEC reports, are subject to provisions of the Sarbanes-Oxley Act requiring reimbursement of any bonus or other incentive-based or equity-based compensation received during the 12 months following the issuance of financial statements that are later required to be restated due to our material noncompliance as a result of misconduct.

In addition, we grant non-qualified stock options to many of our managers who can impact our financial results and, therefore, our stock price, generally vesting over three years, giving these managers, a long-term incentive to increase our stock price and assisting us with employee retention objectives. In addition, beginning in 2015, we awarded performance-based restricted stock units (representing approximately half of our long-term equity incentives), which are subject to performance goals relating to 2017. We believe these factors mitigate incentives to focus too much on the short term. While the amount of 2014 annual cash incentive awards are based on one-year performance goals, we mitigate the risks of short-term performance focus by providing the Compensation Committee with negative discretion over 50% of these potential annual cash incentives and by providing for caps on these annual cash incentives for each participant.

We recognize that non-qualified stock options can create risks too. Because employees have the ability to profit from increases in the stock price, but do not suffer loss from decreases in the price below the exercise price, they may have incentives to take risky actions that may result in increased stock prices that cannot be sustained in the long run or to profit from short-term fluctuations in our stock price. We believe this risk is mitigated by granting performance-based restricted stock units in 2015 to our managers. Holders of performance-based restricted stock units lose value when the stock price declines. In addition, when and if any of our outstanding non-qualified stock options are in-the-money, decreases in our stock price might significantly reduce their unrealized gains on these non-qualified stock options. It is our policy to make long-term equity compensation a significant portion of the compensation of our managers, but we are also mindful to limit the number of shares covered by our awards to control dilution to our shareholders, which may reduce the value of those awards when our stock price is low.

Now that the 2014 Omnibus Incentive Plan has been approved by shareholders, our equity incentives will no longer be required to be cash settled, and they may provide a long-term incentive beyond their respective vesting periods, as long as the participant holds the underlying shares. Our Board has adopted, a share ownership and share retention policy. The policy’s guidelines provide for target levels of ownership of our shares with a market value of five times the CEO’s base salary, four times the Chief Restructuring Officer’s base salary, three times the CFO’s base salary, one times other long-term incentive plan participants’ salaries and five times the outside directors’ annual cash retainers for board service. The policy counts actually owned shares and the after-tax estimated net ownership of shares issuable and underlying restricted stock, restricted stock units and deferred stock units, but does not count performance-based awards that are still subject to a performance condition or shares underlying unexercised stock options or cash-settled equity incentives.

The policy also requires officers and directors subject to the policy to retain 50% of the shares received under our equity incentive plan, net of any shares used to pay any exercise price or taxes related to the award, until such ownership guidelines are met. We believe this policy further aligns participants’ interests with those of our shareholders and provides a continuing incentive to increase shareholder value.

Prior to August 2015, only two of our current executive officers had severance arrangements, Mr. Karp and Mr. Popov (See “Executive Compensation—Potential Payments on Termination or Change in Control—Other Change in Control and Severance Arrangements” for a description of amounts payable under our severance arrangements). We recognize that severance arrangements can create risks that we have to pay terminated employees when they leave after doing a bad job or for merely engaging in a change in control transaction. Our severance arrangements do not pay severance unless the executive’s employment terminated, and even then, only if we terminated the executive without cause or if the executive quit for good reason or without our consent.

Therefore, we believe we have significant control over whether a severance payment is required and over the amounts of any such payments to make sure they are not extravagant. With respect to severance arrangements we have, including with employees who are not executive officers, we believe that these risks are outweighed by the incentives these severance provisions create for our team to consider and engage in transactions in which we may be acquired and that are beneficial to shareholders and to stay employed with us through such a transaction, despite the employee’s risk of losing his or her job.

Thus, our Compensation Committee believes that our combination of cash and equity incentives is consistent with our risk profile, ties a considerable amount of our executive’s compensation to our annual business plan objectives and our stock price and does not encourage our executives to take excessive or unnecessary risks that are reasonably likely to have a material adverse effect on us.

In August 2015, the Company entered into Change in Control Compensation Agreements with all of the Company’s current executive officers, Harold Karp, Jerry Mosingo, Igor Popov, and Janice E. Stipp, which will entitle such executive officers to severance and other various payments upon a change in control resulting from the transactions described in the Merger Agreement if the transactions are consummated before December 31, 2015. See our Schedule 14D-9, Item 3 under the caption, “Arrangements between the Company and its Executive Officers, Directors and Affiliates—Compensation Arrangements Entered Into in Connection with the Merger” and “—Information Regarding Golden Parachute Compensation” for a description of the severance and other various payments to which the Company’s executive officers would be entitled upon such a change in control.

INDEX TO EXHIBITS

The Index to Exhibits of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibits thereto:

Exhibit Number	Description

(a)(14)	Information Statement pursuant to Section 14(f) of the Exchange Act and Rule 14(f)-1 thereunder (included as Annex III to this Schedule 14D-9 Amendment).

(a)(15)	Letter on behalf of David Raul to the Company and its directors dated August 28, 2015.

(a)(16)	Demand Letter on behalf of Molly Murray to the Company and its directors dated August 26, 2015.

(a)(17)	Amended Derivative and Class Action Complaint captioned Raul v. Boyse et al. filed September 2, 2015 in the Circuit Court for the County of Washtenaw in the State of Michigan.

(e)(7)	Change in Control Compensation Agreement (incorporated by reference to Exhibit 99.1 to the Company’s Form 8-K dated August 6, 2015 and filed with the SEC on August 12, 2015, file no. 001-36417).